                                                FILED PURSUANT TO RULE 424(B)(5)
                                         REGISTRATION NOS. 333-39013 & 333-36337


PROSPECTUS SUPPLEMENT
(TO PROSPECTUSES DATED NOVEMBER 13, 1997 AND FEBRUARY 6, 1998)

-------------------------------------------------------------------------------

                               3,000,000 Shares

                                MAIL-WELL, INC.
[LOGO OF MAIL-WELL, INC. APPEARS HERE]

                                 Common Stock
-------------------------------------------------------------------------------

Of the 3,000,000 shares of common stock, par value $.01 per share (the "Common Stock") offered hereby (the "Offering"), 2,432,300 shares are being sold by Mail-Well, Inc. ("Mail-Well" or the "Company") and 567,700 shares are being sold by certain selling shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Selling Shareholders." This Prospectus Supplement contains information which should be read in conjuction with the information contained in the accompanying prospectus relating to the shares offered by the Company (the "Company Prospectus") and in the accompanying prospectus relating to shares offered by the Selling Shareholders (the "Selling Shareholder Prospectus").

The Common Stock of the Company is listed on the New York Stock Exchange (the "NYSE") under the symbol "MWL." On February 10, 1998, the last reported sales price of the Common Stock on the NYSE was $41.0625 per share.

SEE "RISK FACTORS" ON PAGE S-4 HEREIN AND "RISK FACTORS" ON PAGES A-4 TO A-8 IN THE ACCOMPANYING COMPANY PROSPECTUS AND ON PAGES B-6 TO B-10 IN THE ACCOMPANYING SELLING SHAREHOLDER PROSPECTUS FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

-------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR EITHER OF THE ACCOMPANYING PROSPECTUSES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                          Underwriting              Proceeds to
                              Price to   Discounts and  Proceeds to   Selling
                               Public    Commissions(1) Company(2)  Shareholders
--------------------------------------------------------------------------------
Per Share.................     $39.25        $1.765       $37.485     $37.485
--------------------------------------------------------------------------------
Total(3)..................  $117,750,000   $5,295,000   $91,174,766 $21,280,234

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(2) Before deducting expenses payable by the Company estimated to be $320,000.
(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 450,000 additional Common Shares on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be $135,412,500, the total Underwriting Discounts and Commissions will be $6,089,250, the total Proceeds to Company will be $108,043,016 and the total Proceeds to Selling Shareholders will be $21,280,234. See "Underwriting".

-------------------------------------------------------------------------------
The shares of Common Stock are offered by the several Underwriters, subject to delivery by the Company and the Selling Shareholders and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made through the facilities of the Depository Trust Company, New York, New York, on or about February 17, 1998.

PRUDENTIAL SECURITIES INCORPORATED
             BEAR, STEARNS & CO. INC.
                           DONALDSON, LUFKIN & JENRETTE
                                     SECURITIES CORPORATION
                                                           HANIFEN, IMHOFF INC.
February 11, 1998

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

  Mail-Well, Inc. (the "Company") is a leading consolidator in the highly fragmented envelope and high-impact color printing industries. From December 1, 1994 through January 6, 1998, the Company completed twelve acquisitions in the envelope and commercial printing industries, ranging in size from $6.1 million to $97.4 million. As a result of its consolidation strategy, the Company has become the largest printer and manufacturer of envelopes in the United States and Canada, competing primarily in the higher-margin consumer direct market segment of the envelope industry in which envelopes are designed and manufactured to customer specifications, as well as the leading high-impact color printer in the United States.

  Since its formation in 1994, the Company has achieved significant growth in both revenues and net income through its acquisition strategy, internal growth and the use of operating leverage. As a result of these strategies, revenue and income before extraordinary item increased to $897.6 million and $28.3 million, respectively, for the Company in 1997 from $262.3 million and $1.4 million, respectively, for the Company and its predecessors in 1994.

  The Company believes that there continue to be significant consolidation opportunities in the envelope and high-impact color printing industries. There are approximately 215 independent envelope companies in the United States and Canada, generating in excess of $3.0 billion in annual revenues. The Company estimates that there are approximately 500 commercial printing companies in the United States competing in the high-impact color segment of the printing industry, generating approximately $3.5 billion in annual revenues in that segment.

  As of December 31, 1997, the Company and its subsidiaries operated 53 envelope plants and printing facilities throughout the United States and Canada serving over 40,000 customers. The Company's envelope products include standard size envelopes as well as envelopes with features customized for mass mailing markets. The Company also produces medical folders, overnight mailers, photofinishing envelopes, airline and car rental jackets, tags and interoffice envelopes. The Company's high-impact printed products are designed to elicit the maximum response from the reader and include advertising literature, high-end catalogs and brochures, calendars and annual reports. The Company is recognized as an innovative provider of quality printed products to leading companies throughout the United States.

  The Company's principal executive offices are located at 23 Inverness Way East, Englewood, Colorado 80112; its telephone number is (303) 790-8023.

                              RECENT DEVELOPMENTS

CONVERTIBLE NOTE ISSUANCE

  In November 1997, the Company issued and sold $152 million aggregate principal amount of 5% Convertible Subordinated Notes due 2002 (the "Convertible Notes") through a group of underwriters. The net proceeds of such offering were used to repay certain indebtedness of the Company's subsidiaries under the Company's bank credit agreements. Simultaneously with the sale of the Convertible Notes, the Company replaced its existing bank facilities, consisting of secured term and revolving loans, with an unsecured revolving credit line. In connection with the repayment of its prior bank facilities, the Company reported an extraordinary charge for early retirement of debt of approximately $6.1 million, net of taxes, for the fourth quarter of 1997.

ACQUISITIONS

  On December 2, 1997, the Company acquired the Cambridge, Maryland printing operations of Golden Books Family Entertainment, Inc. Annual sales for these operations approximate $33 million.

  On January 6, 1998 the Company acquired all of the outstanding shares of common stock of Poser Business Forms, Inc. ("Poser"), a printer of custom business communications documents located in Fairhope, Alabama. Annual sales for Poser approximate $90 million.

  On February 2, 1998 the Company announced it had agreed to acquire the North American paper label division of Lawson Mardon Packaging, Inc. ("Lawson Mardon"). This division, which includes four manufacturing facilities, two in each of the United States and Canada, had 1997 sales of approximately $80 million. This transaction is expected to close by the end of February 1998, subject to Hart-Scott-Rodino and Canada Competition Act approval and other customary closing conditions.

  Upon completion of the Lawson Mardon acquisition, the Company will have paid approximately $144 million in cash in the aggregate for these acquisitions. None of the acquisitions was "significant" as defined by the accounting rules of the Securities and Exchange Commission.

1997 EARNINGS RESULTS

  On January 26, 1998, the Company announced that revenue and income before extraordinary item for the fourth quarter of 1997 increased to $244.6 million and $8.2 million, respectively, from $199.2 million and $5.5 million, respectively, for the same period in 1996. For the year ended December 31, 1997, revenues and income before extraordinary item increased to $897.6 million and $28.3 million, respectively, from $778.5 million and $16.9 million, respectively, in 1996. The reported extraordinary item was approximately $6.1 million, net of taxes, for the early retirement of bank debt.

                                 RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. In addition to the information set forth under "Risk Factors" in the accompanying Company Prospectus and Selling Shareholder Prospectus, prospective investors should carefully consider the following additional factors in connection with an investment in the Common Stock offered hereby.

  TERMS OF THE CONVERTIBLE NOTES. The Convertible Notes were issued pursuant to an Indenture and Indenture Supplement, each dated as of November 19, 1997 (collectively, the "Convertible Note Indenture"), pursuant to which the Convertible Notes are convertible into Common Stock at a price of $38.00 per share (equivalent to a conversion rate of 26.3158 shares per $1,000 principal amount of Convertible Notes) at any time after January 18, 1998 and prior to November 1, 2002. All of the shares of Common Stock issued upon conversion of the Convertible Notes will be freely transferable and eligible to trade on the NYSE. Sales of such shares of Common Stock on the NYSE or otherwise in the public market may have an adverse effect on the market price of the Common Stock.

  In addition, pursuant to the Convertible Note Indenture, each holder of the Convertible Notes has the right to require the Company to repurchase all or any $1,000 increment of such holder's Convertible Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon, upon the occurrence of certain events constituting a change of control of the Company. This right to require the Company to repurchase Convertible Notes as a result of such event could have the effect of delaying, deferring, discouraging or preventing a change of control transaction, including without limitation a merger, consolidation or tender offer for the Common Stock, even if such transaction is supported by the Company's Board of Directors or is favorable to its stockholders.

                                  THE OFFERING

Common Stock Offered by the Company(1)...............  2,432,300 shares
Common Stock Offered by the Selling Shareholders.....    567,700 shares
Common Stock to be Outstanding after the
 Offering(1)(2)...................................... 21,302,866 shares
Use of Proceeds by the Company....................... The Company intends to use the proceeds
                                                      of the Common Stock offered hereby for
                                                      general corporate purposes. See "Use
                                                      of Proceeds."
NYSE Symbol.......................................... MWL

--------
(1) Does not include up to 450,000 shares of Common Stock that may be issued upon exercise of the Underwriters' over-allotment option.
(2) Does not include (i) 1,375,116 shares of Common Stock issuable upon exercise of stock options outstanding as of February 10, 1998, with a weighted-average exercise price of $11.07 per share and (ii) 4,001,315 shares issuable upon conversion of the Convertible Notes.

                              SELLING SHAREHOLDERS

  The following table lists the Selling Shareholders for whose account the shares of Common Stock are being offered hereby, the relationship each Selling Shareholder has with the Company, the number of shares (and percentage if greater than one percent) of Common Stock held by such Selling Shareholder prior to the Offering, the number of shares being offered hereby for the Selling Shareholder's account, and (if greater than one percent) the percentage of the outstanding Common Stock to be owned by such Selling Shareholder after completion of the Offering:

                                                      SHARES BENEFICIALLY           SHARES BENEFICIALLY
                                                          OWNED PRIOR                   OWNED AFTER
                                                        TO THE OFFERING                THE OFFERING
                                                      --------------------  SHARES  ----------------------
          NAME            POSITION WITH THE COMPANY     NUMBER     PERCENT  OFFERED  NUMBER      PERCENT
          ----           ---------------------------  ------------ -------  ------- ----------- ----------
Gerald F. Mahoney....... Chairman of the Board and
                         Chief Executive Officer,
                         Director                        1,063,350      5.6 250,000     813,350       3.8
Paul V. Reilly.......... President and Chief
                         Operating Officer, Director        58,522        *   3,700      54,822         *
Roger Wertheimer........ Vice President, General
                         Counsel and Secretary              20,082        *   2,000      18,082         *
Frank J. Hevrdejs....... Director                        1,108,107      5.9 300,000     808,107       3.8
Jerome W. Pickholz...... Director                           39,145        *  12,000      27,145         *

--------

* less than one percent.

  The information in this table with respect to the percentage of outstanding Common Stock is based on the assumption that the number of outstanding shares of Common Stock does not increase or decrease from the number of shares of Common Stock used to prepare this table as of the date of this Prospectus Supplement.

                                CAPITALIZATION

  The following table sets forth the historical capitalization of the Company as of December 31, 1997 and as adjusted to reflect the application of the net proceeds from the shares sold by the Company in the Offering. This presentation should be read in conjunction with the financial statements of the Company and related notes incorporated by reference herein.

                                                         DECEMBER 31, 1997
                                                     --------------------------
                                                                AS ADJUSTED FOR
                                                     HISTORICAL  THE OFFERING
                                                     ---------- ---------------
                                                       (DOLLARS IN THOUSANDS)
Current liabilities:
  Current portion of long-term debt and capital
   leases...........................................  $    562     $    562
Long-term liabilities:
  Capital leases....................................     2,771        2,771
  Bank borrowings...................................    55,393       55,393
  Senior Subordinated Notes.........................    85,000       85,000
  Convertible Subordinated Notes....................   152,050      152,050
  Other long-term debt..............................     4,800        4,800
                                                      --------     --------
    Total long-term liabilities.....................   300,014      300,014
Minority interest in subsidiary.....................     3,500        3,500
Stockholders' equity:
  Preferred stock, $0.01 par value, 25,000 shares
   authorized, none issued and outstanding..........       --           --
  Common stock, $0.01 par value, 30,000,000 shares
   authorized; 18,839,819
   issued and outstanding; and 21,272,119 issued and
   outstanding, as adjusted.........................       188          213
  Paid-in capital...................................   100,032      190,862
  Retained earnings.................................    49,807       49,807
  Unearned ESOP compensation........................    (2,406)      (2,406)
  Unrealized loss, net of taxes, on securitized in-
   terest in accounts receivable....................      (115)        (115)
  Cumulative foreign currency translation adjust-
   ment.............................................    (1,032)      (1,032)
  Pension liability adjustment......................       (73)         (73)
                                                      --------     --------
    Total stockholders' equity......................   146,401      237,256
                                                      --------     --------
Total capitalization................................  $450,477     $541,332
                                                      ========     ========

                                USE OF PROCEEDS

  The Company intends to use the net proceeds from the sale of the Common Stock offered by the Company, estimated to be $90,854,766 ($107,723,016 if the Underwriters' over-allotment option is exercised in full), for general corporate purposes, including, without limitation, capital expenditures, possible future acquisitions, repayment of outstanding indebtedness, working capital requirements and other corporate purposes. Pending any of the foregoing applications, the net proceeds may be invested temporarily in short-term, investment-grade, interest bearing securities.

  The Company will not receive any of the proceeds from the sale of the Common Stock held by Selling Shareholders. See "Selling Shareholders" and "Underwriting."

                          PRICE RANGE OF COMMON STOCK

  The Common Stock has been listed on the NYSE since December 1996 under the symbol "MWL." Prior to that time, the Common Stock was included in the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "MLWL." The following table sets forth, for the periods indicated, the range of high and low sales prices per share of the Common Stock as reported by the NYSE or the Nasdaq National Market, respectively.

                                                                   HIGH   LOW
                                                                  ------ ------
       1995
       ----
Fourth Quarter................................................... $ 9.05 $ 7.12

       1996
       ----
First Quarter.................................................... $ 8.50 $ 5.44
Second Quarter...................................................   6.53   5.19
Third Quarter....................................................   6.95   5.53
Fourth Quarter...................................................  11.17   7.00

       1997
       ----
First Quarter.................................................... $14.50 $10.50
Second Quarter...................................................  29.00  13.17
Third Quarter....................................................  34.50  25.38
Fourth Quarter...................................................  41.00  27.38

       1998
       ----
First Quarter (through February 10, 1998)........................ $41.50 $35.25

  In June 1997, the Common Stock was split 3-for-2, and all prices reflect such split. As of December 31, 1997, there were approximately 377 stockholders of record. On February 10, 1998, the last reported sales price of the Common Stock on the NYSE was $41.0625 per share.

                                 UNDERWRITING

  The Underwriters named below, Prudential Securities Incorporated, Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Hanifen, Imhoff Inc. (the "Underwriters"), have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth below opposite their respective names:

                                                                       NUMBER OF
   UNDERWRITER                                                          SHARES
   -----------                                                         ---------
   Prudential Securities Incorporated................................. 1,050,000
   Bear, Stearns & Co. Inc. .......................................... 1,050,000
   Donaldson, Lufkin & Jenrette Securities Corporation................   450,000
   Hanifen, Imhoff Inc. ..............................................   450,000
                                                                       ---------
   Total.............................................................. 3,000,000
                                                                       =========

  The Company and the Selling Shareholders are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby, if any are purchased.

  The Underwriters have advised the Company that they propose to offer the Shares of Common Stock at the public offering price set forth on the cover page of this Prospectus Supplement; that the Underwriters may allow to selected dealers a concession of $1.00 per share; and that such dealers may reallow a concession of $0.10 per share to certain other dealers. After the public offering, the offering price and the concession may be changed by the Underwriters.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to 450,000 additional shares of Common Stock at the public offering price less underwriting discounts and commissions as set forth on the cover page of this Prospectus Supplement. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth next to such Underwriter's name in the preceding table bears to 3,000,000.

  The Company and the Selling Shareholders have agreed, subject to certain exceptions (including (i) the grant of options and award of shares of Common Stock under the Company's stock option plans and (ii) in connection with acquisitions by the Company) that it will not directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company, or any securities convertible into, or exchangeable or exercisable for any shares of Common Stock or other capital stock of the Company for a period of 90 days from the date of this Prospectus Supplement, without the prior written consent of Prudential Securities Incorporated on behalf of the Underwriters. Prudential Securities Incorporated may, in its sole discretion, at anytime and without notice, release all or any portion of the shares subject to such lock-up agreements.

  The Company and the Selling Shareholders have agreed to indemnify the several Underwriters and contribute to any losses arising out of certain liabilities, including liability under the Securities Act of 1933, as amended.

  The Underwriters also acted as underwriters of the Company's offering of Convertible Notes consummated on November 13, 1997 and received customary compensation in connection therewith.

  In connection with the Offering, certain Underwriters and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for this account by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Shareholders, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 450,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required and, if undertaken, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered hereby is being passed upon for the Company by Rothgerber, Appel, Powers & Johnson LLP, Denver, Colorado. Certain legal matters in connection with the shares of Common Stock offered hereby are being passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

PROSPECTUS
-------------------------------------------------------------------------------

                                 $300,000,000


                                MAIL-WELL, INC.
[LOGO OF MAIL-WELL, INC. APPEARS HERE]
                                Debt Securities
                                Preferred Stock
                               Depository Shares
                                 Common Stock
                                   Warrants
-------------------------------------------------------------------------------

Mail-Well, Inc., a Colorado corporation (the "Company" or "Mail-Well"), may offer from time to time, in one or more series (i) debt securities (the "Debt Securities"), which may be senior subordinated debt securities ("Senior Subordinated Debt Securities") or subordinated debt securities ("Subordinated Debt Securities"), in each case consisting of debentures, notes and/or other unsecured evidences of indebtedness, (ii) shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"), (iii) Preferred Stock represented by depository shares ("Depository Shares"), (iv) shares of its common stock, par value $0.01 per share (the "Common Stock") and (v) warrants to purchase Debt Securities, Preferred Stock or shares of Common Stock (the "Warrants"), as shall be designated by the Company at the time or times of the offering. The Debt Securities, the Preferred Stock, the Common Stock, the Warrants and any shares of Common Stock issuable upon conversion or exchange of the Debt Securities or Preferred Stock or exercise of the Warrants are collectively referred to as the "Securities" and will have an aggregate public offering price of up to $300,000,000 or the equivalent thereof in U.S. dollars if any Securities are denominated in a currency other than U.S. dollars or in currency units. The Securities may be offered separately or together (in any combination) and as a separate series, in any case in amounts, at prices and on terms to be determined at the time of sale.

The form in which the Securities are to be issued will be set forth in a Prospectus Supplement (including any related term sheet) relating to such Securities (the "Prospectus Supplement"), together with the offering terms of such Securities, and will include where applicable, their specific designation, aggregate principal amount or aggregate public offering price, maturity, if any, rate and times of payment of interest or dividends, if any, redemption, conversion, exchange and sinking fund terms, if any, exercise price and detachability, if any, and other specific terms. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities. The Prospectus Supplement will also contain information, as applicable, about certain material United States federal income tax considerations relating to the particular securities offered thereby. The Prospectus Supplement will also contain information, where applicable, as to any listing on a national securities exchange of the securities covered by such Prospectus Supplement.

The Securities may be offered directly through agents designated from time to time by the Company or to or through underwriters or dealers. The names of such agents, dealers or underwriters and any applicable purchase price, fee, underwriting discounts and commissions and the net proceeds from such sale will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of offering of such Securities.

SEE "RISK FACTORS" ON PAGES A-4 TO A-8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES.

-------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-------------------------------------------------------------------------------

This Prospectus is dated November 13, 1997

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549. Such reports and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  The Company has filed with the Commission a registration statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Such additional information is available for inspection and copying at the offices of the Commission. Statements contained in this Prospectus, in any Prospectus Supplement or in any document incorporated by reference herein or therein as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to, or incorporated by reference in, the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, all of which were previously filed by the Company (File No. 0-26692) with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus:

    (1) the Company's Annual Report on Form 10-K, and the Amendment on Form 10-K/A filed on October 28, 1997, for the year ended December 31, 1996;

    (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, and the Amendments on Form 10-Q/A filed on September 12, 1997 and October 28, 1997 for the quarter ended June 30, 1997;

    (3) the Company's Current Report on Form 8-K, dated May 20, 1997.

  All reports and documents filed by the Company subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of the Securities covered by this Prospectus shall be deemed to be incorporated by reference and to be a part hereof from the date of filing of such documents.

  Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is modified or replaced by a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this Prospectus. Any such statement so modified or superseded shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

  The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person to the Company, a copy of any or all of the documents referred to above that have been or may be incorporated into this Prospectus by reference, including exhibits to such documents (unless such exhibits are specifically incorporated by reference to such documents). Requests for such copies should be directed to Investor Relations, Mail-Well, Inc., 23 Inverness Way East, Englewood, Colorado 80112, telephone number (303) 790-8023.

                                  THE COMPANY

  Mail-Well, Inc. (the "Company") is the largest printer and manufacturer of envelopes in the United States and Canada, competing primarily in the higher-margin consumer direct market segment of the envelope industry in which envelopes are designed and manufactured to customer specifications. In addition, the Company is the leading high-impact color printer in the United States. As of September 30, 1997, the Company and its subsidiaries operated 53 envelope plants and printing facilities throughout the United States and Canada serving over 40,000 customers.

  Since its formation in 1994, the Company has achieved significant growth in both revenues and net income through a business strategy that focuses on acquisitions, internal growth and operating leverage. As a result of this strategy, revenue and net income increased to $778.5 million and $16.9 million, respectively, for the Company in 1996 from $262.3 million and $1.4 million, respectively, for the Company and its predecessors in 1994. For the six months ended June 30, 1997, the Company's revenue and net income grew to $419.5 million and $12.6 million, respectively, from $378.8 million and $6.4 million, respectively, during the same period in 1996.

  The envelope and high-impact color printing industries are highly fragmented. There are approximately 215 independent envelope companies in the United States and Canada, generating in excess of $3.0 billion in annual revenues. The Company estimates that there are approximately 500 commercial printing companies in the United States competing in the high-impact color segment of the printing industry, generating approximately $3.5 billion in annual revenues in that segment. The Company's objective is to grow both internally and externally. Internally, the Company plans to expand the products and services sold to existing customers and to add new customers. Externally, the Company plans to continue to grow by pursuing acquisition opportunities to capitalize on the consolidation occurring within these industries. From December 1, 1994 through September 30, 1997, the Company completed ten acquisitions in the envelope and commercial printing industries, ranging in size from $6.1 million to $97.4 million.

  Management believes that it enjoys, and will continue to enjoy, certain competitive advantages, including (i) the ability to utilize the Company's network of strategically located plants and sales offices to attract customers that require production from multiple locations, (ii) the ability to realize cost savings as a result of volume related purchases of paper, ink and other raw materials, (iii) the reduction of overhead expense through the consolidation of certain administrative functions for insurance, employee health benefits and financial management, (iv) the ability to increase profitability through the optimization of equipment utilization among facilities, (v) the ability to offer customers greater flexibility in meeting their needs due to more available capacity and equipment capabilities and (vi) the ability to combine the responsiveness of a local or regional facility with the resources of a large national company.

  The Company's envelope products include standard size envelopes as well as envelopes with features customized for mass mailing markets. The Company also produces medical folders, overnight mailers, photofinishing envelopes, airline and car rental jackets, tags and interoffice envelopes. The Company's high-impact printed products are designed to elicit the maximum response from the reader and include advertising literature, high-end catalogs and brochures, calendars and annual reports. The Company is recognized as an innovative provider of quality printed products to leading companies throughout the United States.

  The Company's principal executive offices are located at 23 Inverness Way East, Englewood, Colorado 80112; its telephone number is (303) 790-8023.

                              RECENT DEVELOPMENTS

  On June 27, 1997, the Company acquired all of the outstanding shares of common stock of Griffin Envelope, Inc. ("Griffin"). Griffin, which is located in Seattle, Washington, manufactures and distributes envelopes in the northwestern United States. Annual sales for Griffin approximate $12 million.

  On July 11, 1997, the Company acquired all of the outstanding shares of common stock of The Allied Printers ("Allied"). Allied, which is located in Seattle, Washington, is a high impact color printer servicing customers with sheet fed printing needs. Annual sales for Allied approximate $17 million. In addition to other consideration, the Company issued 36,531 shares of common stock to Edward R. Whitehead, the sole shareholder of Allied, in connection with this acquisition.

  On July 14, 1997, the Company acquired all of the outstanding shares of common stock of Murray Envelope Corporation ("Murray"). Murray, which is located in Hattiesburg, Mississippi, manufactures envelopes primarily for sales through distributors in the southeastern and south central markets. Additionally, the Barkley division of Murray distributes filing products for the national market. Annual sales for Murray approximate $48 million. In connection with the acquisition, a wholly-owned subsidiary of the Company issued 110,236 shares of common stock which are convertible into an equal number of shares of Company common stock.

  On September 10, 1997, the Company acquired substantially all of the Assets of National Color Graphics, Inc. ("Color Graphics"). Color Graphics, which is located in Atlanta, Georgia, is a high impact color printer servicing customers with sheet fed needs. Annual sales for Color Graphics approximate $23 million.

  The Company paid approximately $58.5 million in aggregate consideration, for Griffin, Allied, Murray and Color Graphics. The consideration consisted of cash, Common Stock, notes and convertible securities. No single acquisition, nor the acquisitions in the aggregate, were "significant" as defined by the rules of the Commission.

                                 RISK FACTORS

  An investment in the Securities offered hereby involves a high degree of risk. Prospective investors should consider carefully the following factors, in addition to other information contained in this Prospectus and any Prospectus Supplement, in connection with an investment in the Securities offered hereby.

  This Prospectus contains statements which constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The words "expect," "believe," "goal," "plan," "intend," "estimate" and similar expressions and variations thereof used in this Prospectus are intended to specifically identify forward-looking statements. Those statements appear in a number of places in this Prospectus and include statements regarding, but not limited to, product demand and sales, growth rate, ability to obtain assumed productivity savings, quality controls, availability of acquisition opportunities and their related costs, cost savings due to integration and synergies associated with acquisitions, ability to obtain additional financings and bank debt restructuring, interest rates, foreign currency exchange rates, paper and raw material costs, waste paper prices, ability to pass through paper costs to customers, postage rates, changes in the direct mail industry, competition, ability to develop new products, labor costs, labor relations and advertising costs. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The Company undertakes no obligation to publicly update or revise forward-looking statements made in this Prospectus to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events.

  LEVERAGE. The Company has incurred substantial indebtedness in connection with financing certain of its acquisitions. The degree to which the Company is leveraged could have important consequences to the holders of the Company's Securities, including the following: (i) the Company's ability to obtain additional financing for working capital, acquisitions or other purposes in the future may be limited, (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on indebtedness, (iii) the Company may be more vulnerable to economic downturns or other adverse developments than less leveraged competitors, and
(iv) borrowings under the Company's bank credit agreements (as amended through the date hereof, the "Credit Agreements") bear interest at fluctuating rates which could result in higher interest expense in the event of an increase in interest rates. The Company's ability to make scheduled payments of principal or interest on, or to refinance, indebtedness will depend on future operating performance and cash flow, which are subject to prevailing economic conditions and financial, competitive and other factors beyond the Company's control. See "Ratio of Earnings to Fixed Charges."

  AVAILABILITY, FINANCING AND INTEGRATION OF ACQUISITIONS. The Company has grown rapidly through acquisitions. Although the Company believes it has an adequate infrastructure, there can be no assurance that the Company's current management, personnel and other corporate infrastructure will be adequate to manage the Company's growth. In addition, to the extent the success of the Company's strategy is contingent on making further acquisitions, there can be no assurance that the Company will be able to identify and acquire acceptable acquisition candidates on terms favorable to the Company or that the Company will be able to integrate such acquisitions successfully. Increased competition for acquisition candidates may develop, in which event there may be fewer acquisition opportunities available to the Company as well as higher acquisition prices. There can be no assurance that the Company will be able to continue to identify, acquire or profitably manage additional businesses or successfully integrate acquired businesses, if any, into the Company without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of special risks, including possible adverse effects on the Company's operating results, diversion of management's attention, failure to retain key acquired personnel, risks associated with unanticipated events or liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company may finance future acquisitions through the issuance of the Securities, the incurrence of additional bank indebtedness, the utilization of cash from operations, or a combination thereof. In the event that the Common Stock does not maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept Common Stock or other Securities as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources or available funds under its Credit Agreements in order to finance future acquisitions. If the Company does not have sufficient cash resources, its ability to make acquisitions could be limited unless it is able to obtain additional capital through debt or equity financings. There can be no assurance that the Company will be able to obtain all the financing it will need in the future on terms the Company deems acceptable.

  UNITED STATES AND CANADIAN POSTAL SERVICES. Because the great majority of envelopes used in the United States and Canada are sent through the mail, postal rates are a significant factor affecting the growth of envelope usage. Historically, increases in postal rates, relative to changes in the cost of alternative delivery means and/or advertising media, have resulted in temporary reductions in the growth rate of mail sent. For example, third class postal rates increased approximately 50% and 14% in 1991 and 1995, respectively, contributing to a substantial leveling off in the growth rate of third class mail sent during the periods following such increases. In 1997, the U.S. Postal Service announced proposed rate increases of approximately 4% for direct mail and 3% for first class mail, and a proposed 6% rate decrease for prepaid, courtesy reply envelopes. The recent proposed postal rate increases are significantly less than the cumulative rate of inflation since the last postal rate increases. Management does not expect that these postal rate increases will go into effect until mid-1998 and, if implemented, does not anticipate the rate increases to negatively impact mail volume, although there can be no assurance in that regard.

  The Canadian Post Corporation (the "CPC") increased the basic postal rate by approximately 4.7% in 1995, and approximately 6.7% in 1996, contributing to a leveling off of the growth rate of mail sent during the periods immediately following such increases. Although the CPC has announced its intention to raise rates further in 1998, management believes such an increase will be minimal and does not anticipate that it will have a negative impact on mail volume. There can be no assurance, however, that future increases in United States and/or Canadian postal rates will not have a material adverse effect on the Company's financial condition and results of operations.

  The CPC has been operating under an expired labor contract since May 1996. Although no agreement has been reached, the parties continue to negotiate. In the event of a work stoppage, the Canadian government has the right to call the postal workers back to work, a power which it has exercised in previous work stoppages. Although management believes that a short-term work stoppage would not have a material, long-term impact on the Company's business, there can be no assurance that any work stoppage would not be prolonged, or would not have a material adverse effect on the Company.

  LABOR RELATIONS. As of June 30, 1997, the Company had approximately 6,600 full-time employees, of which approximately 2,100 employees were members of 14 local labor unions. If unionized employees were to engage in a concerted strike or other work stoppage, or if other employees were to become unionized, the Company could experience a disruption of operations and higher labor costs. The Company is currently negotiating new union contracts with respect to four of its larger envelope printing and converting facilities, all of which have been operating under tentative arrangements which are terminable on short notice, while the Company's commercial printing facility in Portland is operating under an extension of its existing agreement, which is not terminable unless and until a legal impasse has been reached. No new agreement has been reached with respect to any of these plants. In order to mitigate the effect of a potential work stoppage, the Company has prepared a contingency plan for each of these locations. There can be no assurance, however, that the Company's preparations will prevent a material adverse effect on the Company's operations in the event of a protracted work stoppage.

  COST AND AVAILABILITY OF PAPER. The cost of paper represents a significant portion of the Company's cost of materials. Increases in paper costs could have a material adverse effect on the Company's results of operations and financial condition. Historically, the Company has been successful in maintaining gross profit margins when paper prices increase by passing paper price increases on to its customers and by receiving increased proceeds from waste paper sales. There can be no assurance, however, that the Company will be able to continue to pass on future increases in the cost of paper. Moreover, rising paper costs and their consequent impact on the Company's pricing could have a material adverse effect on the Company's volume of units sold. For example, successive paper price increases during the latter part of 1995 and early 1996 resulted in a decline in demand for the Company's products, particularly from the direct-mail advertising industry.

  Proceeds from the sale of waste paper were equal to 1.1% of the Company's net sales and 5.1% of the Company's gross profits for the six months ended June 30, 1997. Prices for waste paper generally fluctuate in a pattern similar to changes in raw paper prices. Accordingly, in a falling paper price environment, the Company's proceeds from waste paper sales could decrease significantly. Although management believes that the Company will be able to generate waste paper proceeds in the future, there can be no assurance that such proceeds will not decline from current levels.

  Due to the significance of paper in the manufacture of most of the Company's products, the Company is dependent upon the availability of paper. During periods of tight paper supply, many paper producers allocate shipments of paper based on the historical purchase levels of customers. As a result of the Company's large volume paper purchases from several paper producers, the Company generally has not experienced difficulty in obtaining adequate quantities of paper, although occasionally the Company has experienced minor delays in delivery. Although management believes that the Company's large volume paper purchases will continue to enable the Company to receive adequate supplies of paper in the future, there can be no assurance in this regard.

  COMPETITION. The envelope and commercial printing industries in which the Company competes are extremely fragmented and highly competitive. In the envelope market, the Company competes primarily with a few multi-plant and many single-plant companies servicing regional and local markets. The Company also faces competition from alternative sources of communication and information transfer such as facsimile machines, electronic mail, interactive video disks, interactive television and electronic retailing. In the commercial printing market, the Company competes against a number of large, diversified and financially stronger printing companies, as well as regional and local commercial printers, many of which are capable of competing with the Company in both volume and production quality.

  AVAILABILITY OF ALTERNATIVE DELIVERY MEDIA. The Company's envelope printing and manufacturing business is highly dependent upon the demand for envelopes sent through the mail. Such demand comes from utility companies, banks and other financial institutions, among others. As the current trend towards usage of the Internet and other electronic media by consumers for such purposes as paying utility and credit card bills grows, the Company expects the demand for envelopes for such purposes to decline. Although management believes that overall demand for envelopes will continue to grow at rates comparable to recent historical levels, there can be no assurance that competition from alternative media will not have an adverse effect on such demand.

  NATURE OF PRINTING BUSINESS. The envelope and high-impact color printing businesses in which the Company competes are generally characterized by individual orders from customers or short-term (less than one year) supply contracts. In the high-impact color printing market in particular, customer orders are typically for specific printing jobs, and continued or repeat engagements for successive jobs depending upon the customer's satisfaction with the services provided. Although the Company is not dependent upon any one customer or group of customers, and management believes that the Company has and will continue to have excellent relations with its customers, there can be no assurance that any particular customer will continue to do business with the Company over an extended period of time. In addition, the timing of particular jobs or types of jobs at particular times of year may cause fluctuations in the financial results of the Company's high-impact color printing operations in any given quarter.

  ASSET ENCUMBRANCES; RESTRICTIVE COVENANTS. The obligations of the Company under the Credit Agreements are secured by a pledge of all of the capital stock of Mail-Well I Corporation ("M-W Corporation"), a wholly-owned subsidiary of the Company, and all of M-W Corporation's subsidiaries, and by a first priority security interest in substantially all of the assets of M-W Corporation and its subsidiaries. If the Company becomes insolvent or is liquidated, or if payment under the Credit Agreements is accelerated, the lenders under the Credit Agreements would be entitled to exercise the remedies available to secured lenders under applicable law and pursuant to the Credit Agreements. Accordingly, such lenders will have a claim on the assets of the Company and its subsidiaries prior to that of any Security holder.

  The Credit Agreements and the indenture pursuant to which the 10 1/2% Senior Subordinated Notes due 2004 were issued by M-W Corporation (the "Indenture") contain numerous financial and operating covenants and require the Company and its subsidiaries to meet certain financial ratios and tests. A failure to comply with the obligations contained in the Credit Agreements or the Indenture could result in an event of default under either the Credit Agreements or the Indenture which could permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions.

  CONTROL BY MANAGEMENT AND DIRECTORS. As of September 30, 1997, officers and directors of the Company and entities affiliated with them beneficially owned approximately 23% of the then outstanding shares of Common Stock. In addition, the Company's employee stock ownership plan ("ESOP") owned approximately 10.4% of the outstanding shares, of which approximately 5.0% were unallocated and thus voted by management on all matters. As a result, management and directors exercise substantial influence over the Company's affairs.

  VOLATILITY OF STOCK PRICE. Since the completion of the Company's initial public offering in September 1995, the market price of the Common Stock has fluctuated significantly. The Company believes that factors such as announcements of developments related to the Company's business, sales by competitors, including sales to the Company's customers, sales of the Common Stock into the public market, including by members of management, developments in the Company's relationship with its customers, partners, distributors and suppliers, shortfalls or changes in analysts expectations for revenue, gross margins, earnings or losses or other financial results, regulatory developments, fluctuations in results of operations, seasonality and general conditions in the Company's market or the markets served by the Company's customers or the economy could cause the price of the Common Stock to fluctuate substantially. In addition, the stock market has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. There can be no assurance that the market price of the Common Stock will not decline substantially, or otherwise continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's operating performance. In addition, to the extent a public market develops for any of the Company's other Securities, investors may experience similar levels of volatility, including but not limited to changes in interest rates generally.

  HOLDING COMPANY STRUCTURE. The only asset of the Company is the capital stock of M-W Corporation. Because all of the operations of the Company are conducted through its subsidiaries, the Company's cash flow and consequently its ability to service debt and pay dividends is dependent upon the cash flow of its subsidiaries and the transfer of funds by its subsidiaries to the Company in the form of loans, dividends or otherwise. The subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the various obligations of indebtedness of the Company or to make any funds available therefor, whether in the form of loans, dividends or otherwise. Moreover, the Credit Agreements and the Indenture restrict the Company's ability to pay dividends.

  ENVIRONMENTAL COMPLIANCE. The Company's operations are subject to federal, state and local environmental laws and regulations relating to air emissions, waste generation, handling, management and disposal, and at certain facilities, wastewater treatment and discharge. In addition, certain of the Company's predecessors have been designated as potentially responsible parties under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 with respect to off-site disposal of hazardous waste. While management believes that the Company has minimal exposure as a result of such designations and that the Company's current operations are in substantial compliance with applicable environmental laws and regulations, there can be no assurance that currently unknown matters, new laws and regulations, or stricter interpretations of existing laws and regulations will not materially affect the Company's business or operations in the future.

  DEPENDENCE ON KEY MANAGEMENT. The Company's success will continue to depend to a significant extent on its executive officers and other key management personnel. The Company has not currently entered into employment agreements with its executive officers. There can be no assurance that the Company will be able to retain its executive officers and key personnel or attract additional qualified management in the future. In addition, the success of certain of the Company's acquisitions may depend, in part, on the Company's ability to retain management personnel of the acquired companies. The Company does not carry key-person insurance on any of its managerial personnel.

                                USE OF PROCEEDS

  Except as otherwise indicated in this Prospectus and in an accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities offered hereby for general corporate purposes, which may include, without limitation, capital expenditures, possible future acquisitions, repayment of outstanding indebtedness, working capital requirements and other corporate purposes. Pending any of the foregoing applications, the net proceeds may be invested temporarily in short-term, investment-grade, interest bearing securities.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges is computed by dividing the sum of historical earnings from continuing operations before taxes on income and fixed charges, as adjusted, by fixed charges. Fixed charges represent interest expense (including capitalized interest) and amortization of debt discount and expense and that portion of rental expense which is deemed to be representative of interest.

                                                   SIX MONTHS
                                                      ENDED    FISCAL YEAR ENDED
                                                     JUNE 30      DECEMBER 31
                                                   ----------- -----------------
                                                   1997  1996  1996  1995  1994
                                                   ----- ----- ----- ----- -----
   Ratio of Earnings to Fixed Charges.............  2.74  1.71  1.94  1.60  1.35

                        DESCRIPTION OF DEBT SECURITIES

  The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the applicable Prospectus Supplement relating to such Debt Securities.

  The Debt Securities may be issued, from time to time, in one or more series, and will constitute either Senior Subordinated Debt Securities or Subordinated Debt Securities. Senior Subordinated Debt Securities may be issued from time to time under an Indenture (the "Senior Subordinated Debt Securities Indenture") to be entered into between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Senior Subordinated Debt Securities Trustee"). Subordinated Debt Securities may be issued from time to time under an Indenture (the "Subordinated Debt Securities Indenture") to be entered into between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Subordinated Debt Securities Trustee").

  The Senior Subordinated Debt Securities Indenture and the Subordinated Debt Securities Indenture are referred to herein individually as an "Indenture" and collectively as the "Indentures," and the Senior Subordinated Debt Securities Trustee and the Subordinated Debt Securities Trustee are referred to herein individually as the "Trustee" and collectively as the "Trustees." Forms of the Indentures are filed as exhibits to the Registration Statement. The Indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). Capitalized terms used in this section which are not otherwise defined in this Prospectus shall have the meanings set forth in the Indentures to which they relate. The following summaries of certain provisions of the Debt Securities and the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by express reference to, all the provisions of the Indentures, including the definitions therein of certain terms. As used in this section of the Prospectus, the "Company" refers to Mail-Well, Inc. and does not include its subsidiaries.

GENERAL

  The Debt Securities will be direct, unsecured obligations of the Company. The Indentures do not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provide that Debt Securities may be issued thereunder from time to time in one or more series. Under the Indentures, the Company will have the ability to issue Debt Securities with terms different from those of Debt Securities previously issued, without the consent of the holders of previously issued series of Debt Securities, in an aggregate principal amount determined from time to time by the Company.

  The applicable Prospectus Supplement or Prospectus Supplements relating to any Senior Subordinated Debt Securities or Subordinated Debt Securities will set forth the aggregate amount of other outstanding indebtedness, if any, that would be senior to such Debt Securities and any limitation on the issuance of additional senior indebtedness.

  Securities may be issued as discount securities which may be sold at a discount below their principal amount. Even if Securities are not issued at a discount below their principal amount, such Securities may, for United States Federal income tax purposes, be deemed to have been issued with "original issue discount" ("OID") because of certain interest payment characteristics. Special United States Federal income tax considerations applicable to Securities issued with original issue discount, including discount securities, will be described in more detail in any applicable Prospectus Supplement. In addition, special United States Federal tax considerations or other restrictions or terms applicable to any Debt Securities which are issuable in bearer form, offered exclusively to United States Aliens or denominated in a currency other than United States dollars will be set forth in the Prospectus Supplement relating thereto.

  The applicable Prospectus Supplement or Prospectus Supplements will describe, among other things, the following terms of the Debt Securities offered thereby (the "Offered Debt Securities"): (i) the title of the Offered

Debt Securities; (ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) whether the Offered Debt Securities are to be issuable as registered securities or bearer securities or both and whether the Offered Debt Securities may be represented initially by a Debt Security in temporary or permanent global form, and if so, the initial Depositary with respect to such temporary or permanent global Debt Security and whether, and the circumstances under which, beneficial owners of interests in any such temporary or permanent global Debt Security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination; (iv) the price or prices at which the Offered Debt Securities will be issued; (v) the date or dates on which the principal of the Offered Debt Securities is payable or the method of determination thereof; (vi) the place or places where and the manner in which the principal of and premium, if any, and interest, if any, on such Offered Debt Securities will be payable and the place or places where such Offered Debt Securities may be presented for transfer and, if applicable, conversion or exchange; (vii) the rate or rates at which the Offered Debt Securities will bear interest, or the method of calculating such rate or rates, if any, and the date or dates from which such interest, if any, will accrue; (viii) the Stated Maturities (as defined below) of installments of interest (the "Interest Payment Dates"), if any, on which any interest on the Offered Debt Securities will be payable, and the Regular Record Date for any interest payable on any Offered Debt Securities which are registered securities; (ix) the right or obligation, if any, of the Company to redeem or purchase Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof, the conditions, if any, giving rise to such right or obligation, and the period or periods within which, and the price or prices at which and the terms and conditions upon which Debt Securities of the series shall be redeemed or purchased, in whole or part, and any provisions for the remarketing of such Debt Securities;
(x) whether such Offered Debt Securities are convertible or exchangeable into other debt or equity securities, and, if so, the terms and conditions upon which such conversion or exchange will be effected, including the initial conversion or exchange price or rate and any adjustments thereto, the conversion or exchange period and other conversion or exchange provisions;
(xi) the currency or currencies, including composite currencies or currency units, of payment of principal of and interest, if any, on the Offered Debt Securities, if other than U.S. dollars, and, if other than U.S. dollars, whether the Offered Debt Securities may be satisfied and discharged other than as provided in the Indenture and whether the Company or the holders of any such Offered Debt Securities may elect to receive payments in respect of such Offered Debt Securities in a currency or currency units other than that in which such Offered Debt Securities are stated to be payable; (xii) any terms applicable to such Offered Debt Securities issued at an issue price below their stated principal amount, including the issue price thereof and the rate or rates at which such original issue discount will accrue; (xiii) if the amount of payments of principal of and interest, if any, on the Offered Debt Securities is to be determined by reference to an index or formula, or based on a coin or currency or currency unit other than that in which the Offered Debt Securities are stated to be payable, the manner in which such amounts are to be determined and the calculation agent, if any, with respect thereto;
(xiv) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which will be payable upon declaration or acceleration of the maturity thereof pursuant to an Event of Default; (xv) any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to such Offered Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein; (xvi) any special United States Federal income tax considerations applicable to the Offered Debt Securities; and
(xvii) any other terms of the Offered Debt Securities not inconsistent with the provisions of the applicable Indenture. The applicable Prospectus Supplement will also describe the following terms of any series of Senior Subordinated Debt Securities or Subordinated Debt Securities offered hereby in respect of which this Prospectus is being delivered: (a) the rights, if any, to defer payments of interest on the Senior Subordinated Debt Securities or Subordinated Debt Securities of such series by extending the interest payment period, and the duration of such extensions, and (b) the subordination terms of the Senior Subordinated Debt Securities or Subordinated Debt Securities of such series. The foregoing is not intended to be an exclusive list of the terms that may be applicable to any Offered Debt Securities and shall not limit in any respect the ability of the Company to issue Debt Securities with terms different from or in addition to those described above or elsewhere in this Prospectus provided that such terms are not inconsistent with the applicable Indenture. Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Offered Debt Securities.

  The operations of the Company are currently conducted almost entirely through subsidiaries. Accordingly, the Company's cash flow and its consequent ability to service debt, including the Debt Securities, are dependent, in large part, upon the earnings of its subsidiaries and the distribution of those earnings to the Company, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Debt Securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors and tort claimants), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

  Unless otherwise indicated in an applicable Prospectus Supplement, the Indentures do not include covenants limiting the amount of indebtedness that may be incurred or otherwise restricting the Company's ability to enter into a highly leveraged transaction, including a reorganization, restructuring, merger or similar transaction involving the Company, that may adversely affect the holders of the Debt Securities, if such transaction is a permissible consolidation, merger or similar transaction. In addition, unless otherwise specified in an applicable Prospectus Supplement, the Indentures do not afford the holders of the Debt Securities the right to require the Company to repurchase or redeem the Debt Securities in the event of a highly leveraged transaction. See "Mergers and Sale of Assets."

FORM, EXCHANGE, REGISTRATION AND TRANSFER

  The Debt Securities of a series may be issued solely as registered securities, solely as bearer securities (with or without coupons attached) or as both registered securities and bearer securities. Debt Securities of a series may be issuable in whole or in part in the form of one or more global Debt Securities, as described below under "Global Debt Securities." Unless otherwise indicated in an applicable Prospectus Supplement, registered securities will be issuable in denominations of $1,000 and integral multiples thereof, and bearer securities will be issuable in denominations of $5,000 and $100,000.

  Registered securities of any series will be exchangeable for other registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In addition, if Debt Securities of any series are issuable as both registered securities and as bearer securities, at the option of the holder, subject to the terms of the applicable Indenture, bearer securities (accompanied by all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable Prospectus Supplement, any bearer security surrendered in exchange for a registered security between a Regular Record Date or a Special Record Date and the relevant date for payment of interest will be surrendered without the coupon relating to such date for payment of interest and interest will not be payable in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the applicable Indenture. Bearer securities may not be issued in exchange for registered securities.

  Debt Securities may be presented for exchange as provided above, and unless otherwise indicated in an applicable Prospectus Supplement, registered securities may be presented for registration of transfer, at the office or agency of the Company designated as registrar or co-registrar with respect to any series of Debt Securities, without service charge and upon payment of any taxes, assessments or other governmental charges as described in the applicable Indenture. Such transfer or exchange will be effected on the books of the registrar or any other transfer agent appointed by the Company upon such registrar or transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company intends to initially appoint the Trustee as registrar and the name of any different or additional registrar designated by the Company with respect to the Offered Debt Securities will be included in the Prospectus Supplement relating thereto. If a

Prospectus Supplement refers to any transfer agents (in addition to the registrar) designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable only as registered securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as bearer securities, the Company will be required to maintain (in addition to the registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

  In the event of any partial redemption of Debt Securities of any series, the Company will not be required to (i) issue, register the transfer of or exchange Debt Securities of that series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (a) if Debt Securities of the series are issuable only as registered securities, the day of mailing of the relevant notice of redemption, and (b) if Debt Securities of the series are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of the series are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or (iii) exchange any bearer security called for redemption, except to exchange such bearer security for a registered security of that series and of like tenor and principal amount that is immediately surrendered for redemption.

PAYMENT AND PAYING AGENTS

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and interest on any registered securities will be made at the office of such paying agent or paying agents as the Company may designate from time to time, except that at the option of the Company payment of principal or interest may be made by check or by wire transfer to an account maintained by the payee. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on registered securities will be made to the person in whose name such registered security is registered at the close of business on the Regular Record Date for such payment of interest.

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and interest, if any, on bearer securities will be payable, subject to any applicable laws and regulations, at the offices of such paying agents outside the United States as the Company may designate from time to time, or by check or transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in an applicable Prospectus Supplement, any payment of interest on any bearer securities will be made only against surrender of the coupon relating to such interest installment.

  Unless otherwise indicated in an applicable Prospectus Supplement, the Trustee will be designated as the Company's sole paying agent for payments with respect to Debt Securities which are issuable solely as registered securities and as the Company's paying agent for payments with respect to Debt Securities (subject to any limitations described in any applicable Prospectus Supplement) which are issuable as bearer securities. Any paying agents outside the United States and any other paying agents in the United States initially designated by the Company for the Offered Debt Securities will be named in an applicable Prospectus Supplement. The Company may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that, if Debt Securities of a series are issuable only as registered securities, the Company will be required to maintain a paying agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as bearer securities, the Company will be required to maintain (i) a paying agent for payments with respect to any registered securities of the series (and for payments with respect to bearer securities of the series in the circumstances described in the Indenture, but not otherwise), and (ii) a paying agent in a Place of Payment located outside the United States where Debt Securities of such series and any related coupons may be presented and surrendered for payment.

  All moneys paid by the Company to a paying agent for the payment of principal of or interest, if any, on any Debt Security which remains unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company, and the holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof.

GLOBAL DEBT SECURITIES

  The Debt Securities of a series may be issued in whole or in part in global form. A Debt Security in global form will be deposited with, or on behalf of, a Depositary, which will be identified in an applicable Prospectus Supplement. A global Debt Security may be issued in either registered or bearer form and in either temporary or permanent form. A Debt Security in global form may not be transferred except as a whole to the Depositary for such Debt Security or to a nominee or successor of such Depositary. If any Debt Securities of a series are issuable in global form, the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such global Debt Security may exchange such interests for definitive Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination, the manner of payment of principal of and interest, if any, on any such global Debt Security and the specific terms of the depositary arrangement with respect to any such global Debt Security.

MERGERS AND SALES OF ASSETS

  The Company, in a single transaction or series of related transactions, may not consolidate with or merge into any other person or convey, transfer or lease all or substantially all of its properties and assets to another person or group of affiliated persons, unless, among other things, (i) the resulting, surviving or transferee person (if other than the Company) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person expressly assumes all obligations of the Company under the Debt Securities and the Indenture, and (ii) immediately after giving effect to such transaction, no event which is, or after notice or passage of time or both would be, an Event of Default (any such event, a "Default") or Event of Default shall have occurred or be continuing under the Indenture. Upon the assumption of the Company's obligations by a person to whom such properties or assets are conveyed, transferred or leased, subject to certain exceptions, the Company shall be discharged from all obligations under the Debt Securities and the Indenture.

EVENTS OF DEFAULT

  Each Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing, with respect to each series of the Debt Securities outstanding thereunder individually, the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of such series may declare the principal amount (or, if any of the Debt Securities of such series are Discount Securities, such portion of the principal amount of such Debt Securities as may be specified by the terms thereof) of the Debt Securities of such series to be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series may rescind any such declaration.

  Under each Indenture, an Event of Default is defined as, with respect to each series of Securities outstanding thereunder individually, any of the following: (i) default in payment of the principal of any Debt Security of such series; (ii) default in payment of any interest on any Debt Security of such series when due, continuing for 30 days (or such other period as shall be set forth in the applicable Prospectus Supplement); (iii) failure by the Company to comply with its other agreements in the Debt Securities of such series or such Indenture for the benefit of the holders of Debt Securities of such series upon the receipt by the Company of notice of such Default by the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series and the Company's failure to cure such Default within 60 days (or such other period as shall be set forth in the applicable Prospectus Supplement) after receipt by the Company of such notice;
(iv) certain events of bankruptcy or insolvency; and (v) any other Event of Default set forth in the applicable Prospectus Supplement.

  The Trustee shall give notice to holders of the Debt Securities of any continuing Default known to the Trustee within 90 days after the occurrence thereof; provided, that the Trustee may withhold such notice, as to any Default other than a payment Default, if it determines in good faith that withholding the notice is in the interests of the holders.

  The holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series; provided that such direction shall not be in conflict with any law or the Indenture and subject to certain other limitations. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. With respect to each series of Debt Securities, no holder will have any right to pursue any remedy with respect to the Indenture or the Debt Securities, unless (i) such holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of such series; (ii) the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series shall have made a written request to the Trustee to pursue such remedy; (iii) such holder or holders have offered to the Trustee reasonable indemnity satisfactory to the Trustee; (iv) the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series have not given the Trustee a direction inconsistent with such request within 60 days after receipt of such request; and (v) the Trustee shall have failed to comply with the request within such 60-day period.

  Notwithstanding the foregoing, the right of any holder of any Debt Security or coupon to receive payment of the principal of and interest in respect of such Debt Security or payment of such coupon on the date specified in such Debt Security or coupon representing such installment of interest as the fixed date on which an amount equal to the principal of such Debt Security or an installment of principal thereof or interest thereon is due and payable (the "Stated Maturity" or "Stated Maturities") or to institute suit for the enforcement of any such payments shall not be impaired or adversely affected without such holder's consent. The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of any series may waive an existing Default with respect to such series and its consequences, other than
(i) any Default in any payment of the principal of, or interest on, any Debt Security of such series or (ii) any Default in respect of certain covenants or provisions in the Indenture which may not be modified without the consent of the holder of each outstanding Debt Security of such series affected as described in "Modification and Waiver," below.

  Each Indenture provides that the Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company (beginning with the first fiscal year ending after the execution of the relevant Indenture) an officers' certificate stating whether or not the signers know of any Default that occurred during such period.

MODIFICATION AND WAIVER

  The Company and the Trustee may execute a supplemental indenture without the consent of the holders of the Debt Securities or any related coupons (i) to add to the covenants, agreements and obligations of the Company for the benefit of the holders of all the Debt Securities of any series or to surrender any right or power conferred in the Indenture upon the Company; (ii) to evidence the succession of another corporation to the Company and the assumption by it of the obligations of the Company under the Indenture and the Debt Securities; (iii) to provide that bearer securities may be registrable as to principal, to change or eliminate any restrictions (including restrictions relating to payment in the United States) on the payment of principal of or interest, if any, on bearer securities, to permit bearer securities to be issued in exchange for registered securities, to permit bearer securities to be issued in exchange for bearer securities of other authorized denominations or to permit the issuance of Debt Securities in uncertificated form; (iv) to establish the form or terms of Debt Securities of any series and any related coupons as permitted by the Indenture; (v) to provide for the acceptance of appointment under the Indenture of a successor Trustee with respect to the Debt Securities of one or more series and to add to or change any provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one Trustee; (vi) to cure any ambiguity, defect or inconsistency; (vii) to add to, change or eliminate any provisions (which addition, change or elimination may apply to one or more series of Debt Securities), provided that any such addition, change or elimination neither (a) applies to any Debt Security of any series created prior to the execution of such supplemental indenture and is entitled to the benefit of such provision nor (b) modifies the rights of the holder of any such Debt Security with respect to such provision; (viii) to secure the Debt Securities; or (ix) to make any other change that does not adversely affect the rights of any Security holder.

  Each Indenture provides that, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of the series affected by such supplemental indenture, the Company and the Trustee may also execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture with respect to such series of Debt Securities or modify in any manner the rights of the holders of the Debt Securities of such series and any related coupons under such Indenture; provided that no such supplemental indenture will, without the consent of the holder of each such outstanding Debt Security affected thereby (i) change the stated maturity of the principal of, or any installment of principal or interest on, any such Debt Security or any premium payable upon redemption thereof, or reduce the amount of principal of any Debt Security that is a discount security and that would be due and payable upon declaration of acceleration of maturity thereof, (ii) reduce the principal amount of, or the rate of interest on, any such Debt Security; (iii) change the place or currency of payment of principal or interest, if any, on any such Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (v) reduce the above-stated percentage of holders of Debt Securities of any series necessary to modify or amend such Indenture; (vi) modify the foregoing requirements or reduce the percentage in principal amount of outstanding Debt Securities of any series necessary to waive any covenant or past default; or (vii) amend or modify any of the provisions of such Indenture relating to subordination of the Debt Securities in any manner adverse to the holders of such Debt Securities. Holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive certain past Defaults and may waive compliance by the Company with certain of the restrictive covenants described above with respect to the Debt Securities of such series.

DISCHARGE AND DEFEASANCE

  Unless otherwise indicated in an applicable Prospectus Supplement, each Indenture provides that the Company may satisfy and discharge obligations thereunder with respect to the Debt Securities of any series by delivering to the Trustee for cancellation all outstanding Debt Securities of such series or depositing with the Trustee, after such outstanding Debt Securities have become due and payable, cash sufficient to pay at Stated Maturity all of the outstanding Debt Securities of such series and paying all other sums payable under the Indenture with respect to such series.

  In addition, unless otherwise indicated in an applicable Prospectus Supplement, each Indenture provides that the Company (a) shall be discharged from its obligations in respect of the Debt Securities of such series ("defeasance and discharge"), or (b) may cease to comply with certain restrictive covenants ("covenant defeasance") including those described under "Mergers and Sales of Assets" and any such omission shall not be an Event of Default with respect to the Debt Securities of such series, in each case at any time prior to the Stated Maturity or redemption thereof, when the Company has irrevocably deposited with the Trustee, in trust, (i) sufficient funds in the currency or currency unit in which the Debt Securities are denominated to pay the principal of (and premium, if any) and interest to Stated Maturity (or redemption) on, the Debt Securities of such series, or (ii) such amount of direct obligations of, or obligations the principal of (and premium, if any) and interest on which are fully guaranteed by, the government which issued the currency in which the Debt Securities are denominated, and which are not subject to prepayment, redemption or call, as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay when due the principal of (and premium, if any) and interest to Stated Maturity (or redemption) on, the Debt Securities of such series. Such defeasance and discharge and covenant defeasance are conditioned upon, among other things, the Company's delivery of an opinion of counsel that the holders of the Debt Securities of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance, and will be subject to tax in the same manner as if no defeasance and discharge or covenant defeasance, as the case may be, had occurred. Upon such defeasance and discharge, the holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for the purposes of registration of transfer and exchange of the Debt Securities of such series and replacement of lost, stolen or mutilated Debt Securities and shall look only to such deposited funds or obligations for payment.

THE TRUSTEES

  Each Trustee will be permitted to engage in other transactions with the Company and its subsidiaries; however, if any Trustee acquires any conflicting interest, it must eliminate such conflict or resign.

                        DESCRIPTION OF PREFERRED STOCK

  The Company may issue, from time to time, shares of one or more series or classes of Preferred Stock. The following description sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The particular terms of any series of Preferred Stock and the extent, if any, to which such general provisions may apply to the series of Preferred Stock so offered will be described in the Prospectus Supplement relating to such Preferred Stock. The following summary of certain provisions of the Preferred Stock does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the provisions of the Company's Articles of Incorporation (the "Articles of Incorporation") and the Certificate of Designation relating to a specific series of the Preferred Stock (the "Certificate of Designation"), which will be in the form filed as an exhibit to, or incorporated by reference in, the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of Preferred Stock.

  Under the Articles of Incorporation, the Company has the authority to issue up to twenty-five thousand (25,000) shares of Preferred Stock. The Board of Directors of the Company is authorized to issue shares of Preferred Stock, in one or more series or classes, and to fix for each such series voting powers and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions as are permitted by the Colorado Business Corporation Act.

  The Board of Directors of the Company shall be authorized to determine for each series of Preferred Stock, and the Prospectus Supplement shall set forth with respect to such series: (1) the distinguishing designation of, and the number of shares of Preferred Stock that shall constitute, such series; (2) the rights in respect of dividends, if any, of such series of Preferred Stock, the extent of the preference or relation, if any, of such dividends to the dividends payable on any other class or classes or any other series of the same or other class or classes of capital stock of the Company and whether such dividends shall be cumulative or noncumulative; (3) the right, if any, of the holders of such series of Preferred Stock to convert the same into, or exchange the same for, shares of any other class or classes or of any other series of the same or any other class or classes of capital stock of the Company, and the terms and conditions of such conversion or exchange; (4) whether or not shares of such series of Preferred Stock shall be subject to redemption, and the redemption price or prices and the time or times at which, and the terms and conditions on which, shares of such series of Preferred Stock may be redeemed; (5) the rights, if any, of the holders of such series of Preferred Stock upon the voluntary or involuntary liquidation, dissolution or winding-up of the Company or in the event of any merger or consolidation of or sale of assets by the Company; (6) the terms of any sinking fund or redemption or repurchase or purchase account, if any, to be provided for shares of such series of Preferred Stock; (7) the voting powers, if any, of the holders of any series of Preferred Stock generally or with respect to any particular matter, which may be less than, equal to or greater than one vote per share, and which may, without limiting the generality of the foregoing, include the right, voting as a series of Preferred Stock as a class, to elect one or more directors of the Company generally or under such specific circumstances and on such conditions, as shall be provided in the resolution or resolutions of the Board of Directors adopted pursuant hereto, including, without limitation, in the event there shall have been a default in the payment of dividends on or redemption of any one or more series of Preferred Stock; and (8) such other powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, as the Board of Directors shall determine.

DIVIDENDS

  Holders of shares of Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors of the Company out of funds of the Company legally available therefor, a cash dividend payable in such amounts, at such dates and at such rates, if any, per share as set forth in the applicable Prospectus Supplement.

  Unless otherwise set forth in the applicable Prospectus Supplement, no dividends (other than in common stock or other capital stock ranking junior to the Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be declared or made upon the common stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock as to dividends, nor shall any common stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock as to dividends be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock as to dividends) unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for all past dividend periods and the then current dividend period and
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period; provided, however, that any monies theretofore deposited in any sinking fund with respect to any preferred stock in compliance with the provisions of such sinking fund may thereafter be applied to the purchase or redemption of such preferred stock in accordance with the terms of such sinking fund, regardless of whether at the time of such application full cumulative dividends upon shares of the Preferred Stock outstanding on the last dividend payment date shall have been paid or declared and set apart for payment and provided, further; that any such junior or parity preferred stock or common stock may be converted into or exchanged for stock of the Company ranking junior to the Preferred Stock as to dividends.

  The amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of a 360-day year of twelve 30-day months. Accrued but unpaid dividends will not bear interest.

CONVERTIBILITY

  No series of Preferred Stock will be convertible into, or exchangeable for, other securities or property except as set forth in the applicable Prospectus Supplement, which will set forth the terms and conditions upon which such conversion or exchange may be effected, including the initial conversion or exchange rate and any adjustments thereto, the conversion or exchange period and any other conversion or exchange provisions.

REDEMPTION AND SINKING FUND

  No series of Preferred Stock will be redeemable or receive the benefit of a sinking fund except as set forth in the applicable Prospectus Supplement, which will set forth the terms and conditions thereof, including the dates and redemption prices of any such redemption, any conditions thereto, and any other redemption or sinking fund provisions.

LIQUIDATION RIGHTS

  Unless otherwise set forth in the applicable Prospectus Supplement, in the event of any liquidation, dissolution or winding up of the Company, the holders of shares of each series of Preferred Stock are entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of (i) any other shares of preferred stock ranking junior to such series of Preferred Stock as to rights upon liquidation, dissolution or winding up and (ii) shares of common stock, liquidating distributions per share in the amount of the liquidation preference specified in the applicable Prospectus Supplement for such series of Preferred Stock plus any dividends accrued and accumulated but unpaid to the date of final distribution; but the holders of each series of Preferred Stock will not be entitled to receive the liquidating distribution of, plus such dividends on, such shares until the liquidation preference of any shares of the Company's capital stock ranking senior to such series of the Preferred Stock as to the rights upon liquidation, dissolution or winding up shall have been paid (or a sum set aside therefor sufficient to provide for payment) in full. If upon any liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock, and any other Preferred Stock ranking as to any such distribution on a parity with the Preferred Stock are not paid in full, the holders of the Preferred Stock and such other parity preferred stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount to which they are entitled. Unless otherwise specified in a Prospectus Supplement for a series of Preferred Stock, after payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation or merger of the Company with, or into, another corporation nor a sale of securities, lease, transfer or conveyance shall be considered a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

  The Board of Directors may determine the voting powers, if any, of the holders of any series of Preferred Stock generally or with respect to any particular matter. Any such voting rights may be less than, equal to or greater than one vote per share, and which may, without limiting the generality of the foregoing, include the right, voting as a series of Preferred Stock as a class, to elect one or more directors of the Company generally or under such specific circumstances and on such conditions, as shall be provided in the resolution or resolutions of the Board of Directors adopted pursuant to the Articles of Incorporation, including, without limitation, in the event there shall have been a default in the payment of dividends on or redemption of any one or more series of Preferred Stock.

  Holders of shares of Preferred Stock will have no voting rights except as provided in the Prospectus Supplement and as otherwise required from time to time by applicable law.

MISCELLANEOUS

  The holders of Preferred Stock will have no preemptive rights. The Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. Shares of Preferred Stock redeemed or otherwise reacquired by the Company shall resume the status of authorized and unissued shares of Preferred Stock undesignated as to series, and shall be available for subsequent issuance. There are no restrictions on repurchase or redemption of the Preferred Stock while there is any arrearage on sinking fund installments except as may be set forth in an applicable Prospectus Supplement. Payment of dividends on any series of Preferred Stock may be restricted by loan agreements, indentures and other transactions entered into by the Company. The accompanying Prospectus Supplement will describe any material contractual restrictions on dividend payments.

NO OTHER RIGHTS

  The shares of a series of Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable Prospectus Supplement, the Articles of Incorporation or the applicable Certificate of Designation or as otherwise required by law.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for each series of Preferred Stock will be designated in the applicable Prospectus Supplement.

                       DESCRIPTION OF DEPOSITORY SHARES

GENERAL

  The Company may offer receipts ("Depository Receipts") for Depository Shares, each of which will represent a fractional interest in a share of a particular series of a class of Preferred Stock, as specified in the applicable Prospectus Supplement. Preferred Stock of each series of each class represented by Depository Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among the Company, the depository named therein (such depository or its successor, the "Preferred Stock Depository") and the holders from time to time of the Depository Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depository Receipt will be entitled, in proportion to the fractional interest of a share of the particular series of a Depository Receipt, to all the rights and preferences of the Preferred Stock represented by such Depository Shares (including dividend, voting, conversion, redemption and liquidation rights).

  The Depository Shares will be evidenced by Depository Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to the Preferred Stock Depository, the Company will cause the Preferred Stock Depository to issue, on behalf of the Company, the Depository Receipts. Copies of the applicable form of Deposit Agreement and Depository Receipt may be obtained from the Company upon request.

DIVIDENDS AND OTHER DISTRIBUTIONS

  The Preferred Stock Depository will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of the Depository Receipts evidencing the related Depository Shares in proportion to the number of such Depository Receipts owned by such holder, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depository.

  In the event of a distribution other than in cash, the Preferred Stock Depository will distribute property received by it to the record holders of Depository Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depository, unless the Preferred Stock Depository determines that it is not feasible to make such distribution, in which case the Preferred Stock Depository may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

WITHDRAWAL OF SHARES

  Upon surrender of the Depository Receipts at the corporate trust office of the Preferred Stock Depository (unless the related Depository Shares have previously been called for redemption), the holders thereof will be entitled to delivery at such office, to or upon such holder's order, or the number of whole shares of Preferred Stock and any money or other property represented by the Depository Shares evidenced by such Depository Receipts. Holders of Depository Receipts will be entitled to receive whole shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depository Share as specified in the applicable Prospectus Supplement, but holders of such Preferred Stock will not thereafter be entitled to receive Depository Shares therefor. If the Depository Receipts delivered by the holder evidence a number of Depository Shares in excess of the number of Depository Shares representing the number of shares of Preferred Stock to be withdrawn, the Preferred Stock Depository will deliver to such holder at the same time a new Depository Receipt evidencing such excess number of Depository Shares.

REDEMPTION OF DEPOSITORY SHARES

  Whenever the Company redeems Preferred Stock held by the Preferred Stock Depository, the Preferred Stock Depository will redeem as of the same redemption date the number of Depository Shares representing the Preferred Stock so redeemed, provided the Company shall have paid in full to the Preferred Stock Depository the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends (except, with respect to noncumulative shares of Preferred Stock, dividends for the current dividend period only) thereon to the date fixed for redemption. The redemption price per Depository Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If less than all the Depository Shares are to be redeemed, the Depository Shares to be redeemed will be selected by the Preferred Stock Depository by lot.

  After the date fixed for redemption, the Depository Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depository Receipts evidencing the Depository Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depository Receipts were entitled upon such redemption upon surrender thereof to the Preferred Stock Depository.

VOTING OF THE UNDERLYING PREFERRED STOCK

  Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Preferred Stock Depository will mail the information contained in such notice of meeting to the record holders of the Depository Receipts evidencing the Depository Shares which represent such Preferred Stock. Each record holder of Depository Receipts evidencing Depository Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Preferred Stock Depository as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depository Shares. The Preferred Stock Depository will vote the amount of Preferred Stock represented by such Depository Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depository in order to enable the Preferred Stock Depository to do so. The Preferred Stock Depository will abstain from voting the amount of Preferred Stock represented by such Depository Shares to the extent it does not receive specific instructions from the holders of Depository Receipts evidencing such Depository Shares.

LIQUIDATION PREFERENCE

  In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, each holder of a Depository Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depository Share evidenced by such Depository Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION OF THE UNDERLYING PREFERRED STOCK

  The Depository Shares, as such, are not convertible into Common Stock or any securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depository Shares, the Depository Receipts may be surrendered by holders thereof to the Preferred Stock Depository with written instructions to the Preferred Stock Depository to instruct the Company to cause conversion of the Preferred Stock represented by the Depository Shares evidenced by such Depository Receipts into whole shares of Common Stock, other Preferred Stock of the Company or other shares of capital Stock, and the Company has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depository Shares evidenced by a Depository Receipt are to be converted in part only, one or more new Depository Receipts will be issued for any Depository Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

  The form of Depository Receipt evidencing the Depository Shares which represent the Preferred Stock and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Stock Depository. However, any amendment that materially and adversely alters the rights of the holders of Depository Receipts will not be effective unless such amendment has been approved by the existing holders of at least a majority of the Depository Shares evidenced by the Depository Receipts then outstanding.

  The Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the Preferred Stock Depository if a majority of each class of Depository Shares affected by such termination consents to such termination, whereupon the Preferred Stock Depository shall deliver or make available to each holder of Depository Receipts, upon surrender of the shares of Preferred Stock as are represented by the Depository Shares evidenced by such Depository Receipts. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depository Shares shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depository Receipts evidencing the Depository Shares representing such Preferred Stock or (iii) each related share of Preferred Stock shall have been converted into capital stock of the Company not so represented by Depository Shares.

CHARGES OF PREFERRED STOCK DEPOSITORY

  The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the Preferred Stock Depository in connection with the performance of its duties under the Deposit Agreement. However, holders of the Depository Receipts will pay the fees and expenses of the Preferred Stock Depository for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

RESIGNATION AND REMOVAL OF PREFERRED STOCK DEPOSITORY

  The Preferred Stock Depository may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Stock Depository, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depository. A successor Preferred Stock Depository must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

  The Preferred Stock Depository will forward to holders of Depository Receipts any reports and communications from the Company that are received by the Preferred Stock Depository with respect to the related Preferred Stock.

  Neither the Preferred Stock Depository nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Stock Depository under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without gross negligence or willful misconduct, and the Company and the Preferred Stock Depository will not be obligated to prosecute or defend any legal proceeding in respect of any Depository Receipts, Depository Shares or the Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depository may rely on written advice of counsel or accountants, or information provided by persons presenting Preferred Stock represented thereby for deposit, holders of Depository Receipts or other persons believed to be competent to give such information, and on documents believed to be genuine and signed by a proper party.

  If the Preferred Stock Depository shall receive conflicting claims, requests or instructions from any holders of Depository Receipts, on the one hand, and the Company, on the other hand, the Preferred Stock Depository shall be entitled to act on such claims, requests or instructions received from the Company.

                          DESCRIPTION OF COMMON STOCK

  The Company's Articles of Incorporation authorize an aggregate of 30,000,000 shares of Common Stock. Except as described below with respect to certain significant shareholders, holders of Common Stock are entitled to one vote for each share on all matters on which shareholders are entitled to vote, including election of directors. The Articles do not provide for cumulative voting or preemptive, subscription, redemption or conversion rights.

  Dividends may be paid to shareholders when, as and if declared by the Board of Directors out of funds legally available for such purpose. The declaration and payment of dividends is restricted under the terms of the Company's guarantees of certain indebtedness of its subsidiaries.

  In the event of the dissolution or winding up of the Company, after payment or provision for payment of debts and other liabilities of the Company, the holders of Common Stock will be entitled to receive pro rata all remaining assets of the Company.

  Under the provisions of Article XII of the Articles of Incorporation, a holder of 15% or more of the Common Stock may not vote such shares in favor of certain transactions, e.g. merger, consolidation, plan of exchange or sale of substantially all of the Company's assets, with such shareholder or any party related to such shareholder for a period of three years following acquisition of the Common Stock without the approval of the Board of Directors and two-thirds of the other shareholders. This provision does not apply if such shareholder acquires at least 85% of the Common Stock in the same transaction resulting in such shareholder acquiring 15%, or if such transaction is approved by the Board of Directors prior to such shareholder's acquisition of 15% of the Common Stock.

                            DESCRIPTION OF WARRANTS

GENERAL

  The Company may issue, together with other Securities or separately, warrants for the purchase of (i) Debt Securities ("Debt Warrants"), (ii) Preferred Stock (the "Preferred Stock Warrants") or (iii) Common Stock ("Common Stock Warrants"). The Preferred Stock Warrants and the Common Stock Warrants are collectively referred to as the "Stock Warrants" and the Stock Warrants and the Debt Warrants are collectively referred to as the "Warrants").

  The Warrants will be issued under Warrant Agreements (as defined below) to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all to be set forth in the applicable Prospectus Supplement relating to any or all Warrants in respect of which this Prospectus is being delivered. Copies of the form of agreement for each Warrant (each a "Debt Securities Warrant Agreement" or "Stock Warrant Agreement," as the case may be, or collectively the "Warrant Agreements"), including the forms of certificates representing the Warrants ("Debt Warrant Certificates" or "Stock Warrant Certificates," as the case may be, or collectively, the "Warrant Certificates") reflecting the provisions to be included in such agreements that will be entered into with respect to the particular offerings of each type of warrant are, or will be, filed as exhibits to the Registration Statement of which this Prospectus forms a part.

  The following description sets forth certain general terms and provisions of the Warrants to which any Prospectus Supplement may relate. The particular terms of the Warrants to which any Prospectus Supplement may relate and the extent, if any, to which such general provisions may apply to the Warrants so offered will be described in the applicable Prospectus Supplement. The following summary of certain provisions of the Warrants, Warrant Agreements and Warrant Certificates does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, all the provisions of the Warrant Agreements and Warrant Certificates, including the definitions therein of certain terms.

DEBT WARRANTS

  General. Reference is made to the applicable Prospectus Supplement for the terms of Debt Warrants in respect of which this Prospectus is being delivered, the Debt Securities Warrant Agreement relating to such Debt Warrants and the Debt Warrant Certificates representing such Debt Warrants, including the following: (i) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants and the procedures and conditions relating to the exercise of such Debt Warrants; (ii) the designation and terms of any related Debt Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security; (iii) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (iv) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant and the price at which such principal amount of Debt Securities may be purchased upon such exercise; (v) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire;
(vi) a discussion of the material United States Federal income tax considerations applicable to the ownership or exercise of Debt Warrants; (vii) whether the Debt Warrants represented by the Debt Warrant Certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered; (viii) call provisions of such Debt Warrants, if any; and (ix) any other terms of the Debt Warrants.

  Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise and will not be entitled to payments of principal of (and premium, if any) or interest, if any, on the Debt Securities purchasable upon such exercise.

  Exercise of Debt Warrants. Each Debt Warrant will entitle the holder to purchase for cash such principal amount of Debt Securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the applicable Prospectus Supplement relating to the Debt Warrants offered thereby. Debt Warrants may be exercised at any time up to 5:00 p.m., New York City time, on the expiration date set forth in the applicable Prospectus Supplement. After 5:00 p.m., New York City time, on the expiration date, unexercised Debt Warrants will become void.

  Debt Warrants may be exercised as set forth in the applicable Prospectus Supplement relating to the Debt Warrants. Upon receipt of payment and the Debt Warrant Certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, forward the Debt Securities purchasable upon such exercise. If less than all of the Debt Warrants represented by such Debt Warrant Certificate are exercised, a new Debt Warrant Certificate will be issued for the remaining amount of Debt Warrants.

STOCK WARRANTS

  General. Reference is made to the applicable Prospectus Supplement for the terms of Stock Warrants in respect of which this Prospectus is being delivered, the Stock Warrant Agreement relating to such Stock Warrants and the Stock Warrant Certificates representing such Stock Warrants, including the following: (i) the type and number of shares of Preferred Stock or Common Stock purchasable upon exercise of such Stock Warrants and the procedures and conditions relating to the exercise of such Stock Warrants; (ii) the date, if any, on and after which such Stock Warrants and the related shares of Preferred Stock or Common Stock will be separately tradeable; (iii) the offering price of such Stock Warrants, if any; (iv) the initial price at which such shares may be purchased upon exercise of Stock Warrants and any provision with respect to the adjustment thereof; (v) the date on which the right to exercise such Stock Warrants shall commence and the date on which such right shall expire; (vi) a discussion of the material United States Federal income tax considerations applicable to the ownership or exercise of Stock Warrants;
(vii) call provisions of such Stock Warrants, if any; (viii) any other terms of the Stock Warrants and; (ix) in the case of Preferred Stock Warrants, information relating to the Preferred Stock purchasable upon exercise of such Preferred Stock Warrants.

  Stock Warrant Certificates will be exchangeable for new Stock Warrant Certificates of different denominations and Stock Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of their Stock Warrants, holders of Stock Warrants will not have any of the rights of holders of shares of capital stock purchasable upon such exercise, and will not be entitled to any dividend payments on such capital stock purchasable upon such exercise.

  Exercise of Stock Warrants. Each Stock Warrant will entitle the holder to purchase for cash such number of shares of Preferred Stock or Common Stock, as the case may be, at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the applicable Prospectus Supplement relating to the Stock Warrants offered thereby. Unless otherwise specified in the applicable Prospectus Supplement, Stock Warrants may be exercised at any time up to 5:00 p.m., New York City time, on the expiration date set forth in the applicable Prospectus Supplement. After 5:00 p.m., New York City time, on the expiration date, unexercised Stock Warrants will become void.

  Stock Warrants may be exercised as set forth in the applicable Prospectus Supplement relating thereto. Upon receipt of payment and the Stock Warrant Certificates properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, forward a certificate representing the number of shares of capital stock purchasable upon such exercise. If less than all of the Stock Warrants represented by such Stock Warrant Certificate are exercised, a new Stock Warrant Certificate will be issued for the remaining amount of Stock Warrants.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents or dealers. Any such underwriter, agent or dealer involved in the offer and sale of the Securities will be named in an applicable Prospectus Supplement. Securities offered pursuant to a particular Prospectus Supplement are referred to herein as "Offered Securities."

  Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as its agents to offer and sell the Offered Securities upon the terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts and commissions or concessions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts and commissions or concessions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

  If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to such dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale.

  If so indicated in an applicable Prospectus Supplement, the Company will authorize dealers acting as its agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. The terms and conditions of any Contracts will be set forth in the applicable Prospectus Supplement relating thereto. Agents and underwriters will have no responsibility in respect of the delivery or performance of Contracts.

                                 LEGAL MATTERS

  The validity of the issuance of the Securities offered hereby will be passed upon for the Company by Rothgerber, Appel, Powers & Johnson LLP, Denver, Colorado.

                                    EXPERTS

  The consolidated financial statements and related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

-------------------------------------------------------------------------------

                                662,200 Shares


                                MAIL-WELL, INC.
[LOGO OF MAIL-WELL, INC. APPEARS HERE]

                                 Common Stock
-------------------------------------------------------------------------------


This Prospectus relates to the offering of 662,200 shares of common stock, par value $.01 per share (the "Shares") of Mail-Well, Inc. ("Mail-Well" or the "Company") which may be offered from time to time by certain selling shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of Shares by the Selling Shareholders.

The Company's common stock (the "Common Stock") is listed on the New York Stock Exchange under the symbol "MWL". The Shares may be offered by the Selling Shareholders from time to time in one or more transactions on the New York Stock Exchange at prices prevailing thereon, in negotiated transactions, or to or through underwriters or dealers, at such prices as may be agreed upon, or in a combination of such methods of sale. See "Plan of Distribution." The price at which any of the Shares may be sold, and the commissions or discounts, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. The Company will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. See "Selling Shareholders" and "Plan of Distribution."


SEE "RISK FACTORS" ON PAGES B-6 TO B-9 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

-------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
 -------------------------------------------------------------------------------

The Date of this Prospectus is February 6, 1998

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549. Such reports and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  The Company has filed with the Commission a registration statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Such additional information is available for inspection and copying at the offices of the Commission. Statements contained in this Prospectus, in any Prospectus Supplement or in any document incorporated by reference herein or therein as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to, or incorporated by reference in, the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, all of which were previously filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus:

  (1) the Company's Annual Report on Form 10-K, and the Amendment on Form 10-K/A filed on October 28, 1997, for the year ended December 31, 1996 (File No. 0-26692);

  (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997 and the Amendments on Form 10-Q/A filed on September 12, 1997 and October 28, 1997 for the quarter ended June 30, 1997 (File No. 0-26692) and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (File No. 1-12551);

  (3) the description of the Common Stock contained in the Company's registration statement on Form 8-B (File No. 1-12551) filed with the Commission on May 23, 1997; and

  (4) the Company's Current Reports on Form 8-K, dated May 20, 1997, November 19, 1997 and January 6, 1998.

  All reports and documents filed by the Company subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares covered by this Prospectus shall be deemed to be incorporated by reference and to be a part hereof from the date of filing of such documents.

  Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is modified or replaced by a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this Prospectus. Any such statement so modified or superseded shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

  The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person to the Company, a copy of any or all of the documents referred to above that have been or may be incorporated into this Prospectus by reference, including exhibits to such documents (unless such exhibits are specifically incorporated by reference to such documents). Requests for such copies should be directed to Investor Relations, Mail-Well, Inc., 23 Inverness Way East, Englewood, Colorado 80112, telephone number (303) 790-8023.

                                  THE COMPANY

  The Company is the largest printer and manufacturer of envelopes in the United States and Canada, competing primarily in the higher-margin consumer direct market segment of the envelope industry in which envelopes are designed and manufactured to customer specifications. In addition, the Company is the leading high-impact color printer in the United States. As of September 30, 1997, the Company and its subsidiaries operated 53 envelope plants and printing facilities throughout the United States and Canada serving over 40,000 customers.

  Since its formation in 1994, the Company has achieved significant growth in both revenues and net income through a business strategy that focuses on acquisitions, internal growth and operating leverage. As a result of this strategy, revenue and net income increased to $778.5 million and $16.9 million, respectively, for the Company in 1996 from $262.3 million and $1.4 million, respectively, for the Company and its predecessors in 1994. For the nine months ended September 30, 1997, the Company's revenue and net income grew to $653.0 million and $20.0 million, respectively, from $579.3 million and $11.4 million, respectively, during the same period in 1996.

  The envelope and high-impact color printing industries are highly fragmented. There are approximately 215 independent envelope companies in the United States and Canada, generating in excess of $3.0 billion in annual revenues. The Company estimates that there are approximately 500 commercial printing companies in the United States competing in the high-impact color segment of the printing industry, generating approximately $3.5 billion in annual revenues in that segment. The Company's objective is to grow both internally and externally. Internally, the Company plans to expand the products and services sold to existing customers and to add new customers. Externally, the Company plans to continue to grow by pursuing acquisition opportunities to capitalize on the consolidation occurring within these industries. From December 1, 1994 through September 30, 1997, the Company completed ten acquisitions in the envelope and commercial printing industries, ranging in size from $6.1 million to $97.4 million.

  Management believes that it enjoys, and will continue to enjoy, certain competitive advantages, including (i) the ability to utilize the Company's network of strategically located plants and sales offices to attract customers that require production from multiple locations, (ii) the ability to realize cost savings as a result of volume related purchases of paper, ink and other raw materials, (iii) the reduction of overhead expense through the consolidation of certain administrative functions for insurance, employee health benefits and financial management, (iv) the ability to increase profitability through the optimization of equipment utilization among facilities, (v) the ability to offer customers greater flexibility in meeting their needs due to more available capacity and equipment capabilities and (vi) the ability to combine the responsiveness of a local or regional facility with the resources of a large national company.

  The Company's envelope products include standard size envelopes as well as envelopes with features customized for mass mailing markets. The Company also produces medical folders, overnight mailers, photofinishing envelopes, airline and car rental jackets, tags and interoffice envelopes. The Company's high-impact printed products are designed to elicit the maximum response from the reader and include advertising literature, high-end catalogs and brochures, calendars and annual reports. The Company is recognized as an innovative provider of quality printed products to leading companies throughout the United States.

  The Company's principal executive offices are located at 23 Inverness Way East, Englewood, Colorado 80112; its telephone number is (303) 790-8023.

                              RECENT DEVELOPMENTS

  In November 1997, the Company issued and sold $152 million aggregate principal amount of 5% Convertible Subordinated Notes due 2002 (the "Convertible Notes") in a firm commitment public offering. The proceeds of such offering were used to repay certain indebtedness of the Company's subsidiaries under the Company's bank credit agreements. Simultaneously with the sale of the Convertible Notes, the Company replaced its existing bank facilities, consisting of secured term and revolving loans with an unsecured revolving credit line. In connection with the repayment of its prior bank facilities, the Company expects to report an extraordinary charge for early retirement of debt of approximately $6.1 million, net of taxes, for the fourth quarter of 1997.

  On December 2, 1997, the Company acquired the Cambridge, Maryland printing operations of Golden Books Family Entertainment, Inc. Annual sales for this facility approximate $33 million.

  On January 6, 1998 the Company acquired all of the outstanding shares of common stock of Poser Business Forms, Inc. ("Poser"), a printer of custom business communications documents located in Fairhope, Alabama. Annual sales for Poser approximate $90 million.

  The Company paid approximately $81 million in cash in the aggregate for these two acquisitions. Neither acquisition was "significant" as defined by the rules of the Commission.

                                 RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following factors, in addition to other information contained in this Prospectus, in connection with an investment in the Common Stock offered hereby.

  This Prospectus contains statements which constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The words "expect," "believe," "goal," "plan," "intend," "estimate" and similar expressions and variations thereof used in this Prospectus are intended to specifically identify forward-looking statements. Those statements appear in a number of places in this Prospectus and include statements regarding, but not limited to, product demand and sales, growth rate, ability to obtain assumed productivity savings, quality controls, availability of acquisition opportunities and their related costs, cost savings due to integration and synergies associated with acquisitions, ability to obtain additional financings and bank debt restructuring, interest rates, foreign currency exchange rates, paper and raw material costs, waste paper prices, ability to pass through paper costs to customers, postage rates, changes in the direct mail industry, competition, ability to develop new products, labor costs, labor relations and advertising costs. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The Company undertakes no obligation to publicly update or revise forward-looking statements made in this Prospectus to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events.

  LEVERAGE. The Company has incurred substantial indebtedness in connection with financing its acquisitions and operations, including the Convertible Notes. The degree to which the Company is leveraged could have important consequences to the holders of the Company's securities, including the following: (i) the Company's ability to obtain additional financing for working capital, acquisitions or other purposes in the future may be limited,
(ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on indebtedness, (iii) the Company may be more vulnerable to economic downturns or other adverse developments than less leveraged competitors, and (iv) borrowings under the Company's bank credit agreements (as amended through the date hereof, the "Credit Agreements") bear interest at fluctuating rates which could result in higher interest expense in the event of an increase in interest rates. The Company's ability to make scheduled payments of principal or interest on, or to refinance, indebtedness will depend on future operating performance and cash flow, which are subject to prevailing economic conditions and financial, competitive and other factors beyond the Company's control.

  AVAILABILITY, FINANCING AND INTEGRATION OF ACQUISITIONS. The Company has grown rapidly through acquisitions. Although the Company believes it has an adequate infrastructure, there can be no assurance that the Company's current management, personnel and other corporate infrastructure will be adequate to manage the Company's growth. In addition, to the extent the success of the Company's strategy is contingent on making further acquisitions, there can be no assurance that the Company will be able to identify and acquire acceptable acquisition candidates on terms favorable to the Company or that the Company will be able to integrate such acquisitions successfully. Increased competition for acquisition candidates may develop, in which event there may be fewer acquisition opportunities available to the Company as well as higher acquisition prices. There can be no assurance that the Company will be able to continue to identify, acquire or profitably manage additional businesses or successfully integrate acquired businesses, if any, into the Company without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of special risks, including possible adverse effects on the Company's operating results, diversion of management's attention, failure to retain key acquired personnel, risks associated with unanticipated events or liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company may finance future acquisitions through the incurrence of additional bank indebtedness, the utilization of cash from operations, the issuance of Common Stock or other securities, or any combination thereof. In the event that the Common Stock does not maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept Common Stock or other securities as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources or available funds under its Credit Agreements in order to finance future acquisitions. If the Company does not have sufficient cash resources, its ability to make acquisitions could be limited unless it is able to obtain additional capital through debt or equity financings. There can be no assurance that the Company will be able to obtain all the financing it will need in the future on terms the Company deems acceptable.

  UNITED STATES AND CANADIAN POSTAL SERVICES. Because the great majority of envelopes used in the United States and Canada are sent through the mail, postal rates are a significant factor affecting the growth of envelope usage. Historically, increases in postal rates, relative to changes in the cost of alternative delivery means and/or advertising media, have resulted in temporary reductions in the growth rate of mail sent. For example, third class postal rates increased approximately 50% and 14% in 1991 and 1995, respectively, contributing to a substantial leveling off in the growth rate of third class mail sent during the periods following such increases. In 1997, the U.S. Postal Service announced proposed rate increases of approximately 4% for direct mail and 3% for first class mail, and a proposed 6% rate decrease for prepaid, courtesy reply envelopes. The recent proposed postal rate increases are significantly less than the cumulative rate of inflation since the last postal rate increases. Management does not expect that these postal rate increases will go into effect until mid-1998 and, if implemented, does not anticipate the rate increases to negatively impact mail volume, although there can be no assurance in that regard.

  The Canadian Post Corporation (the "CPC") increased the basic postal rate by approximately 4.7% in 1995, and approximately 6.7% in 1996, contributing to a leveling off of the growth rate of mail sent during the periods immediately following such increases. Although the CPC has announced its intention to raise rates further in 1998, management believes such an increase will be minimal and does not anticipate that it will have a negative impact on mail volume. There can be no assurance, however, that future increases in United States and/or Canadian postal rates will not have a material adverse effect on the Company's financial condition and results of operations.

  LABOR RELATIONS. As of September 30, 1997, the Company had approximately 6,600 full-time employees, of which approximately 2,100 employees were members of 14 local labor unions. If unionized employees were to engage in a concerted strike or other work stoppage, or if other employees were to become unionized, the Company could experience a disruption of operations and higher labor costs. Although the Company believes that its current labor relations are good, there can be no assurance that future negotiations upon expiration of its union contracts will not lead to a disruption of operations or work stoppage, or that a protracted work stoppage in such event would not have a material adverse effect on the Company's operations.

  COST AND AVAILABILITY OF PAPER. The cost of paper represents a significant portion of the Company's cost of materials. Increases in paper costs could have a material adverse effect on the Company's results of operations and financial condition. Historically, the Company has been successful in maintaining gross profit margins when paper prices increase by passing paper price increases on to its customers and by receiving increased proceeds from waste paper sales. There can be no assurance, however, that the Company will be able to continue to pass on future increases in the cost of paper. Moreover, rising paper costs and their consequent impact on the Company's pricing could have a material adverse effect on the Company's volume of units sold. For example, successive paper price increases during the latter part of 1995 and early 1996 resulted in a decline in demand for the Company's products, particularly from the direct-mail advertising industry.

  Proceeds from the sale of waste paper were equal to 1.1% of the Company's net sales and 5.2% of the Company's gross profits for the nine months ended September 30, 1997. Prices for waste paper generally fluctuate in a pattern similar to changes in raw paper prices. Accordingly, in a falling paper price environment, the Company's proceeds from waste paper sales could decrease significantly. Although management believes that the Company will be able to generate waste paper proceeds in the future, there can be no assurance that such proceeds will not decline from current levels.

  Due to the significance of paper in the manufacture of most of the Company's products, the Company is dependent upon the availability of paper. During periods of tight paper supply, many paper producers allocate shipments of paper based on the historical purchase levels of customers. As a result of the Company's large volume paper purchases from several paper producers, the Company generally has not experienced difficulty in obtaining adequate quantities of paper, although occasionally the Company has experienced minor delays in delivery. Although management believes that the Company's large volume paper purchases will continue to enable the Company to receive adequate supplies of paper in the future, there can be no assurance in this regard.

  COMPETITION. The envelope and commercial printing industries in which the Company competes are extremely fragmented and highly competitive. In the envelope market, the Company competes primarily with a few multi-plant and many single-plant companies servicing regional and local markets. The Company also faces competition from alternative sources of communication and information transfer such as facsimile machines, electronic mail, interactive video disks, interactive television and electronic retailing. In the commercial printing market, the Company competes against a number of large, diversified and financially stronger printing companies, as well as regional and local commercial printers, many of which are capable of competing with the Company in both volume and production quality.

  AVAILABILITY OF ALTERNATIVE DELIVERY MEDIA. The Company's envelope printing and manufacturing business is highly dependent upon the demand for envelopes sent through the mail. Such demand comes from utility companies, banks and other financial institutions, among others. As the current trend towards usage of the Internet and other electronic media by consumers for such purposes as paying utility and credit card bills grows, the Company expects the demand for envelopes for such purposes to decline. Although management believes that overall demand for envelopes will continue to grow at rates comparable to recent historical levels, there can be no assurance that competition from alternative media will not have an adverse effect on such demand.

  NATURE OF PRINTING BUSINESS. The envelope and high-impact color printing businesses in which the Company competes are generally characterized by individual orders from customers or short-term (less than one year) supply contracts. In the high-impact color printing market in particular, customer orders are typically for specific printing jobs, and continued or repeat engagements for successive jobs depending upon the customer's satisfaction with the services provided. Although the Company is not dependent upon any one customer or group of customers, and management believes that the Company has and will continue to have excellent relations with its customers, there can be no assurance that any particular customer will continue to do business with the Company over an extended period of time. In addition, the timing of particular jobs or types of jobs at particular times of year may cause fluctuations in the financial results of the Company's high-impact color printing operations in any given quarter.

  RESTRICTIVE COVENANTS. The Credit Agreements and the indenture pursuant to which the 10 1/2% Senior Subordinated Notes due 2004 were issued by Mail-Well I Corporation, a wholly-owned subsidiary of the Company (the "Indenture"), contain numerous financial and operating covenants and require the Company and its subsidiaries to meet certain financial ratios and tests. A failure to comply with the obligations contained in the Credit Agreements or the Indenture could result in an event of default under either the Credit Agreements or the Indenture which could permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions.

  CONTROL BY MANAGEMENT AND DIRECTORS. As of September 30, 1997, officers and directors of the Company and entities affiliated with them beneficially owned approximately 23.0% of the then outstanding shares of Common Stock. In addition, the Company's employee stock ownership plan ("ESOP") owned approximately 10.4% of the outstanding shares, of which approximately 5.0% were unallocated and thus voted by management on all matters. As a result, management and directors exercise substantial influence over the Company's affairs.

  TERMS OF THE CONVERTIBLE NOTES. The Convertible Notes were issued pursuant to an Indenture and Indenture Supplement, each dated as of November 19, 1997 (collectively, the "Convertible Note Indenture"), pursuant to which the Convertible Notes are convertible into Common Stock at a price of $38.00 per share (equivalent to a conversion rate of 26.3158 shares per $1,000 principal amount of Convertible Notes) at any time after January 18, 1998 and prior to November 1, 2002. All of the shares of Common Stock issued upon conversion of the Convertible Notes will be freely transferable and eligible to trade on the NYSE. Sales of such shares of Common Stock on the NYSE or otherwise in the public market may have an adverse effect on the market price of the Common Stock.

  In addition, pursuant to the Convertible Note Indenture, each holder of the Convertible Notes has the right to require the Company to repurchase all or any $1,000 increment of such holder's Convertible Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon, upon the occurrence of certain events constituting a change of control of the Company. This right to require the Company to repurchase Convertible Notes as a result of such event could have the effect of delaying, deferring, discouraging or preventing a change of control transaction, including without limitation a merger, consolidation or tender offer for the Common Stock, even if such transaction is supported by the Company's Board of Directors or is favorable to its stockholders.

  VOLATILITY OF STOCK PRICE. Since the completion of the Company's initial public offering in September 1995, the market price of the Common Stock has fluctuated significantly. The Company believes that factors such as announcements of developments related to the Company's business, sales by competitors, including sales to the Company's customers, sales of the Common Stock into the public market, including by members of management, developments in the Company's relationship with its customers, partners, distributors and suppliers, shortfalls or changes in analysts expectations for revenue, gross margins, earnings or losses or other financial results, regulatory developments, fluctuations in results of operations, seasonality and general conditions in the Company's market or the markets served by the Company's customers or the economy could cause the price of the Common Stock to fluctuate substantially. In addition, the stock market has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. There can be no assurance that the market price of the Common Stock will not decline substantially, or otherwise continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's operating performance.

  HOLDING COMPANY STRUCTURE. The only asset of the Company is the capital stock of Mail-Well I Corporation. Because all of the operations of the Company are conducted through its subsidiaries, the Company's cash flow and consequently its ability to service debt and pay dividends is dependent upon the cash flow of its subsidiaries and the transfer of funds by its subsidiaries to the Company in the form of loans, dividends or otherwise. The subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the various obligations of indebtedness of the Company or to make any funds available therefor, whether in the form of loans, dividends or otherwise. Moreover, the Credit Agreements and the Indenture restrict the Company's ability to pay dividends.

  ENVIRONMENTAL COMPLIANCE. The Company's operations are subject to federal, state and local environmental laws and regulations relating to air emissions, waste generation, handling, management and disposal, and at certain facilities, wastewater treatment and discharge. In addition, certain of the Company's predecessors have been designated as potentially responsible parties under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 with respect to off-site disposal of hazardous waste. While management believes that the Company has minimal exposure as a result of such designations and that the Company's current operations are in substantial compliance with applicable environmental laws and regulations, there can be no assurance that currently unknown matters, new laws and regulations, or stricter interpretations of existing laws and regulations will not materially affect the Company's business or operations in the future.

  DEPENDENCE ON KEY MANAGEMENT. The Company's success will continue to depend to a significant extent on its executive officers and other key management personnel. The Company has not currently entered into employment agreements with its executive officers. There can be no assurance that the Company will be able to retain its executive officers and key personnel or attract additional qualified management in the future. In addition, the success of certain of the Company's acquisitions may depend, in part, on the Company's ability to retain management personnel of the acquired companies. The Company does not carry key-person insurance on any of its managerial personnel.

                                USE OF PROCEEDS

  The Company will not receive any of the proceeds from the sale of the Shares. All proceeds from the sale of the Shares will be for the account of the Selling Shareholders, as described below. See "Selling Shareholders" and "Plan of Distribution."

                             SELLING SHAREHOLDERS

  The following table lists, as of the date of this Prospectus, the Selling Shareholders for whose account the Shares are being offered hereby, the relationship each Selling Shareholder has with the Company, the number of shares (and percentage if greater than one percent) of Common Stock held by such Selling Shareholder prior to the offering, the number of Shares being offered hereby for the Selling Shareholder's account, and (if greater than one percent) the percentage of the outstanding Common Stock to be owned by such Selling Shareholder after completion of the offering:

                                               SHARES BENEFICIALLY           SHARES BENEFICIALLY
                                                   OWNED PRIOR                   OWNED AFTER
                                                 TO THE OFFERING                THE OFFERING
                                               -----------------------       ----------------------
                                                                     SHARES
       NAME         POSITION WITH THE COMPANY    NUMBER     PERCENT  OFFERED  NUMBER      PERCENT
       ----         -------------------------  ------------ ---------------- ----------- ----------
Gerald F. Mahoney   Chairman of the Board and     1,063,350      5.6 300,000     763,350       4.0
                     Chief Executive Officer,
                     Director
Paul V. Reilly      President and Chief              58,522     *      3,700      54,822      *
                     Operating Officer
Roger Wertheimer    Vice President, General          20,082     *      1,500      18,582      *
                     Counsel and Secretary
Frank J. Hevrdejs   Director                      1,108,107      5.9 345,000     763,107       4.0
Jerome W. Pickholz  Director                         39,145     *     12,000      27,145      *

--------
* less than one percent.

  The information in this table with respect to the percentage of outstanding Common Stock is based on the assumption that the number of outstanding shares of Common Stock does not increase or decrease from the number of shares of Common Stock used to prepare this table as of the date of this Prospectus. The Company may amend or supplement this Prospectus to update the disclosure set forth herein.

                             PLAN OF DISTRIBUTION

  The Shares covered by this Prospectus may be offered and sold from time to time by the Selling Shareholders. The Selling Shareholders may act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Shareholders may sell the Shares being offered hereby on the New York Stock Exchange, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. The Shares may be sold by one or more of the following means of distribution: (a) a block-trade in which the broker-dealer so engaged will attempt to sell Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker- dealer for its own account pursuant to this Prospectus; (c) an over-the-counter distribution in accordance with the rules of the New York Stock Exchange; (d) ordinary brokerage transactions and transactions in which the brokers solicit purchasers and (e) in privately negotiated transactions. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with distribution of the Shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Company's Common Stock in the course of hedging the positions they assume with Selling Shareholders. The Selling Shareholders may also sell the Company Common Stock short and redeliver the shares to close out such short positions. The Selling Shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of Shares offered hereby, which Shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Shareholders may also pledge Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged Shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction). In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

  Alternatively, the Selling Shareholders may sell the Shares to or through underwriters or dealers, either independent of or in conjunction with an underwritten offering by the Company. The Selling Shareholders may sell the Shares to one or more underwriters for public offering and sale by them or may sell the Shares to investors directly or through agents or dealers. Any such underwriter, agent or dealer involved in the offer and sale of the Shares will be named in an applicable Prospectus Supplement. Shares offered pursuant to a particular Prospectus Supplement are referred to herein as "Offered Shares."

  Underwriters may offer and sell the Offered Shares at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders also may, from time to time, authorize underwriters acting as its agents to offer and sell the Offered Shares upon the terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Shares, underwriters may be deemed to have received compensation from the Selling Shareholders in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Shares for whom they may act as agent. Underwriters may sell Offered Shares to or through dealers, and such dealers may receive compensation in the form of discounts and commissions or concessions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by the Selling Shareholders to underwriters or agents in connection with the offering of Offered Shares, and any discounts and commissions or concessions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Shares may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Shares may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements with the Selling Shareholders, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Selling Shareholders for certain expenses.

  If a dealer is utilized in the sale of the Shares in respect of which this Prospectus is delivered, the Selling Shareholders will sell such Shares to such dealer, as principal. The dealer may then resell such Shares to the public at varying prices to be determined by such dealer at the time of resale.

  If so indicated in an applicable Prospectus Supplement, the Selling Shareholders will authorize dealers acting as its agents to solicit offers by certain institutions to purchase Offered Shares from the Selling Shareholders at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Shares sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Selling Shareholders. The terms and conditions of any Contracts will be set forth in the applicable Prospectus Supplement relating thereto. Agents and underwriters will have no responsibility in respect of the delivery or performance of Contracts.

  In order to comply with the securities laws of certain states, if applicable, the Shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered hereby has been passed upon for the Company by Rothgerber, Appel, Powers & Johnson LLP, Denver, Colorado.

                                    EXPERTS

  The consolidated financial statements and related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-
FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUSES IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUSES
AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPEC-TUSES DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PRO-SPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUSES, NOR DOES IT CONSTITUTE
AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUSES NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUM-STANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


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                               3,000,000 Shares

                    [LOGO OF MAIL-WELL, INC. APPEARS HERE]

                                MAIL-WELL, INC.

                                 Common Stock

                        ------------------------------
                             PROSPECTUS SUPPLEMENT
                        ------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT

The Company................................................................ S-3
Recent Developments........................................................ S-3
Risk Factors............................................................... S-4
The Offering............................................................... S-5
Selling Shareholders....................................................... S-5
Capitalization............................................................. S-6
Use of Proceeds............................................................ S-7
Price Range of Common Stock................................................ S-7
Underwriting............................................................... S-8
Legal Matters.............................................................. S-9

                              COMPANY PROSPECTUS

Available Information......................................................  A-2
Incorporation of Certain Documents by Reference............................  A-2
The Company................................................................  A-3
Recent Developments........................................................  A-3
Risk Factors...............................................................  A-4
Use of Proceeds............................................................  A-8
Ratio of Earnings to Fixed Charges.........................................  A-8
Description of Debt Securities.............................................  A-9
Description of Preferred Stock............................................. A-16
Description of Depository Shares........................................... A-19
Description of Common Stock................................................ A-22
Description of Warrants.................................................... A-22
Plan of Distribution....................................................... A-24
Legal Matters and Experts.................................................. A-25

                        SELLING SHAREHOLDER PROSPECTUS

Available Information......................................................  B-2
Incorporation of Certain Documents by Reference............................  B-2
The Company................................................................  B-4
Recent Developments........................................................  B-5
Risk Factors...............................................................  B-6
Use of Proceeds............................................................ B-10
Selling Shareholders....................................................... B-10
Plan of Distribution....................................................... B-11
Legal Matters and Experts.................................................. B-12

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                      PRUDENTIAL SECURITIES INCORPORATED

                           BEAR, STEARNS & CO. INC.

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             HANIFEN, IMHOFF INC.

                               February 11, 1998

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